                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                                Rule 13d-(101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (AMENDMENT NO.    )(1)

                             Renal Care Group, Inc.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)


                                 Common Stock
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)


                                    759930
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)


                                 Ivan R. Cairns
                    Senior Vice-President & General Counsel
                                  Laidlaw Inc.
                            3221 North Service Road
                          Burlington, Ontario L7R 3Y8
                                (905) 336-1800
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               December 8, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

                NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.




                        (continued on following pages)


                            (Page 1 of 8 Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759930                                                    Page 2 of 8

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LAIDLAW INC.
            NOT APPLICABLE - CANADIAN
-------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                       (b) [X]
-------------------------------------------------------------------------------
3           SEC USE ONLY
-------------------------------------------------------------------------------
4           SOURCE OF FUNDS*
            00
-------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OR ORGANIZATION
            CANADA
-------------------------------------------------------------------------------

                                   7  SOLE VOTING POWER
NUMBER OF                             2,135,730
SHARES                             8  SHARED VOTING POWER
BENEFICIALLY                          0
OWNED BY EACH                      9  SOLE DISPOSITIVE POWER
REPORTING                             2,135,730
PERSON WITH                       10  SHARED DISPOSITIVE POWER
                                      0
-------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,135,730
-------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
-------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            11.66%
-------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*
            CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 759930                                                    Page 3 of 8

Item 1.           Security and Issuer
                  This statement relates to the common stock, par value $.01, of Renal Care Group, Inc. ("RCGI"), the principal executive offices of which are located at 2100 West End Avenue, Suite 800, Nashville, Tennessee 37203.

Item 2.           Identity and Background
                  This statement is being filed by Laidlaw Inc. ("Laidlaw"). Laidlaw is a corporation continued under the laws of Canada whose principal business and offices are located at: 3221 North Service Road, Burlington, Ontario, Canada L7R 3Y8. Laidlaw through subsidiaries is involved in the provision of passenger services including the operation of school buses and healthcare transportation.
                  The names, business addresses, principal occupations or employments and citizenships (and the names, principal businesses and addresses of the corporations or other organizations in which such employment is conducted) of the executive officers and directors of Laidlaw are set forth in
Schedule 1 attached hereto and incorporated herein by reference.
                  During the last five years neither Laidlaw nor to the best knowledge of Laidlaw, the persons listed on Schedule 1 hereto has (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours); or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration
                  Laidlaw acquired from RCGI the 2,135,730 shares of RCGI common stock and the other consideration described herein as a result of the sale by Laidlaw and certain of its subsidiaries to RCGI of Laidlaw's STAT Disease Management business pursuant to a Stock Purchase Agreement dated as of November 4, 1997 ("the Stock Purchase Agreement"). See Item 4.

Item 4.           Purpose
                  The purpose of Transaction The purpose of the transaction was for Laidlaw to sell to RCGI Laidlaw's disease management business.
                  Laidlaw's acquisition of the RCGI common stock was for investment purposes. The RCGI common stock was not and is not expected to be registered under the Securities Act of 1933. RCGI has granted certain registration rights covering the RCGI common stock under a Stock Registration Agreement dated December 8, 1997. See Item 6. Laidlaw has the right to appoint one director to the Board of Directors of RCGI as long as Laidlaw owns more than 4% of the total number of outstanding shares of RCGI common stock. See
Item 6.

Item 5.           Interest in Securities of the Issuer
         (a) Laidlaw beneficially owns 2,135,730 shares of RCGI common stock or approximately 11.66% of the outstanding shares of RCGI's common stock.
         (b) Laidlaw has the sole power to vote and dispose of the RCGI shares of common stock it beneficially owns subject to the agreements described in Items 4 and 5.
         (c) Laidlaw acquired the 2,135,730 shares of common stock it beneficially owns on the Closing Date. See Items 3 and 4.
         (d) None.
         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
                  As part of the transaction, Laidlaw and RCGI executed the Stock Purchase Agreement and various other agreements.
                  Stock Purchase Agreement The Stock Purchase Agreement contains, among other provisions, representations and warranties made by both parties, guarantees and indemnifications.
                  The consideration paid to Laidlaw on the Closing Date consisted of $3 million cash and 2,135,730 shares of RCGI common stock. The Stock Purchase Agreement

CUSIP NO. 759930                                                    Page 5 of 8

also provided that, for so long as Laidlaw's ownership of shares of RCGI common stock issued to Laidlaw at closing is equal to or greater than 4% of the total number of outstanding shares of RCGI common stock, RCGI would, at the written election of Laidlaw, increase the number of members to its Board of Directors by one and add an individual specified by Laidlaw as a new member. Such designee would be deemed to have resigned upon the ownership of Laidlaw no longer being equal to or greater than 4% of the total number of outstanding shares of RCGI common stock.
                  Registration Agreement
                  In the Registration Agreement delivered at the closing date, RCGI makes certain undertakings with respect to the registration of certain RCGI securities under the United States federal and state securities laws. Subject to certain restrictions, the Registration Agreement grants Laidlaw the right to demand on one occasion, until Laidlaw is permitted to resell the RCGI common stock under paragraph (d) of Rule 144 of the Securities Act, the registration under the securities laws of 50% of its shares of common stock of RCGI. Laidlaw has agreed that it will retain the remaining shares of common stock of RCGI until the earlier of December 8, 1999 or until Laidlaw's ownership is less than 4% of the outstanding shares of common stock of RCGI.

Item 7.           Material to be filed as exhibits
                  The following are being filed as exhibits to this statement:
                  Exhibit A - Stock Purchase Agreement
                  Exhibit B - Registration Agreement

CUSIP NO. 759930                                                    Page 6 of 8

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              LAIDLAW  INC.

                                               By: /s/ Ivan R. Cairns
                                                   ---------------------------
                                                   Ivan R. Cairns
                                                   Senior Vice-President
                                                   and General Counsel

Dated:  December 9, 1997

                                   SCHEDULE 1

         (a) Directors and Executive Officers of Laidlaw Inc. The name, present principal occupation or employment of each of the directors and executive officers of Laidlaw Inc., and the name, principal business and address of any organization in which such employment is conducted, are set forth below. Unless otherwise indicated, the business address of each person listed below is c/o Laidlaw Inc., 3221 North Service Road, P.O. Box 5028, Burlington, Ontario, Canada, L7L 3Y8. Each director and executive officer listed below is a citizen of Canada, except as otherwise indicated. Directors are identified by an asterisk. The business and address of Laidlaw Inc. is not repeated in this table.


                                                              Present Principal
Name, Title and                                                  Occupation
Business Address                                               or Employment
----------------                                               -------------
James R. Bullock*                                    President & Chief Executive Officer
President & Chief Executive Officer                  Laidlaw Inc.

William P. Cooper*                                   President & Chief Executive Officer
President & Chief Executive Officer                  Cooper Corporation Limited
Cooper Corporation Limited
85 The East Mall
Toronto, ON M8Z 5W4

Jack P. Edwards*  (U.S. citizen)                     President & Chief Executive Officer
President & Chief Executive Officer                  Danzas Corporation
Danzas Corporation
3650 - 131st Avenue S.E., Suite 700
Bellevue, Washington 98006

William A. Farlinger*                                Chairman
Chairman                                             Ontario Hydro
Ontario Hydro
700 University Ave. 19th Fl. H19 A27
Toronto, ON  M5G 1X6

John R. Grainger*                                    Executive Vice-President
Executive Vice-President                             and Chief Operating Officer
Donald M. Green*                                     Chairman
Chairman                                             ACD Tridon Inc.

ACD Tridon Inc.
4145 North Service Rd., Suite 200
Burlington, ON L7L 6A3


CUSIP NO. 759930                                                    Page 8 of 8


Martha O. Hesse* (U.S. citizen)                            President
President                                                  Hesse Gas Company
6524 San Felipe, Suite 129
Houston, Texas  77057

Gordon R. Ritchie*                                         Chief Executive Officer
Chief Executive Officer                                    Strategico Inc.
Strategico Inc.
45 O'Connor Street, 20th Floor
Ottawa, ON K1P 1A4

Stella M. Thompson*                                        President
President                                                  Governance West Inc.
Governance West Inc.
Bowvalley Square Two, Suite 2080
205 - 5th Avenue S.W.
Calgary, Alberta
T2P 2V7

Peter N.T. Widdrington*                                    Chairman of the Board
248 Pall Mall Street, Suite 400                            Laidlaw Inc.
London, ON N6A 5P6

Ivan R. Cairns
Senior Vice-President & General Counsel

Leslie W. Haworth
Senior Vice-President & Chief Financial Officer

                                                                       EXHIBIT A


                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of November 4, 1997, by and between RENAL CARE GROUP, INC. ("RCG"), a Delaware corporation having its principal office located in Nashville, Tennessee, LAIDLAW INC. ("Laidlaw"), a Canadian corporation having its principal office located in Burlington, Ontario and STAT HEALTHCARE, INC. ("STAT"), a Delaware corporation and a wholly-owned subsidiary of Laidlaw, having its principal office located in Houston, Texas (STAT and Laidlaw hereinafter collectively referred to as the "Sellers").

                                    PREAMBLE

         The Sellers desire to sell the Dialysis Business (as herein defined) to RCG, and RCG desires to purchase the Dialysis Business from the Sellers. The Sellers currently conduct the Dialysis Business through certain of their wholly-owned subsidiaries, including STAT Management Corporation, a Delaware corporation ("STAT Management") and STAT Dialysis Corporation, a Delaware corporation ("STAT Dialysis") (STAT Management and STAT Dialysis, the "Transferred Companies") and the Dialysis Subsidiaries (as herein defined) (the Transferred Companies and the Dialysis Subsidiaries together the "Dialysis Companies").

         Prior to the Closing, the Sellers will have completed the transfer of all of the assets of the Dialysis Business held directly or indirectly by them to the Transferred Companies, including all of the outstanding common stock of the Dialysis Subsidiaries, and the sale of the Dialysis Business to RCG will be effected by means of a sale by STAT and the purchase by RCG of all of the outstanding capital stock of the Transferred Companies (the "Transferred Shares") pursuant to the terms and conditions of the Agreement.

         The transactions described in this Agreement are subject to the expiration of the required waiting period under the HSR Act, and the satisfaction of certain other conditions described in this Agreement.

         Certain terms used in this Agreement are defined in Article 10 of this Agreement.

         NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

                                    ARTICLE 1

                       SALE AND PURCHASE OF CAPITAL STOCK

         1.1 Purchase and Sale of Shares. At the Closing, on the terms and subject to the conditions of this Agreement, STAT shall sell, assign, transfer and deliver to RCG, and RCG shall purchase and accept from STAT, all of the STAT Management Shares and STAT Dialysis Shares free and clear of all Liens.

         1.2 Purchase Price. In consideration of STAT's sale, assignment, transfer and delivery of the Transferred Shares to RCG, RCG shall pay to STAT aggregate consideration in the amount equal to $77,290,000, as may be adjusted pursuant to Section 1.3 below, less the Deducted Liabilities (the "Purchase Price").

         1.3 Payment of Purchase Price.

         (a)  The Purchase Price shall be payable at the Closing as follows :

            (i) a payment of cash in the amount of $3,000,000 (the Purchase Price less such cash amount is referred to herein as the "Net Purchase Price"), and

            (ii) subject to adjustment as provided in this Section 1.3 and in
         Section 1.4, the issuance by RCG to STAT of a number of shares of RCG Common Stock (the "Base Number of Shares") equal to the Net Purchase Price divided by $33.00.

         (b) The Base Number of Shares of RCG Common Stock issuable pursuant to paragraph (a)(ii) above shall be adjusted as follows:

            (i) If the Base Period Trading Price is greater than $27.00 but less than $30.00, then RCG shall issue a number of shares of RCG Common Stock equal to the quotient of (A) the Base Number of Shares times $30.00, divided by (B) the Base Period Trading Price;

            (ii) If the Base Period Trading Price is greater than $36.00, then RCG shall issue a number of shares of RCG Common Stock equal to the quotient of (A) the Base Number of Shares times $36.00, divided by (B) the Base Period Trading Price; and

            (iii) If the Base Period Trading Price is less than or equal to $27.00, then the Sellers shall have the right to terminate this Agreement by written notice to RCG by 2:00 P.M. EST on the last trading day preceding the Closing Date established pursuant to Section 1.5, provided, however, that such termination by Sellers shall not be effective (and deemed withdrawn) if RCG shall elect at its sole discretion to issue a number of shares of RCG Common Stock equal to the quotient of (A) the Base Number of Shares times $30.00 divided by (B) the Base Period Trading Price.

         1.4 Anti-Dilution Provisions. In the event RCG changes the number of shares of RCG Common Stock issued and outstanding prior to the Closing as a result of a stock split, stock dividend, combination of shares or similar recapitalization with respect to such RCG Common Stock (an "Anti-Dilution Event") and the record date therefor or, if there is no record date, the effective date thereof, shall be prior to the Closing, then the Base Period Trading Price and the numbers of shares specified in Section 1.3, as applicable, shall be adjusted to appropriately and proportionately adjust the number of shares of RCG Common Stock issuable as part of the Purchase Price.

         1.5 Time and Place of Closing. The closing (the "Closing") will take place at 10:00 A.M. on December 5, 1997 to be deemed effective as of 12:00 midnight on November 28, 1997 (the "Effective Time") at the offices of Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia 30309, or on such other time and date or at such other place as may be mutually agreed upon in writing by the Parties (such actual date of Closing the "Closing Date"). The Effective Time shall serve as the date on which the Closing Balance Sheet is established as provided in Section 1.7 and the date after which the economic benefit of the Dialysis Business shall inure to RCG and after which the Dialysis Companies shall make no further cash or other distributions or payments to the Sellers or any of their Affiliates other than for the fair market value of services rendered or supplies provided. For all other purposes, including the risk of loss, indemnities and other matters, the actual Closing Date shall govern.

         1.6 Retention of Liabilities. RCG and Sellers acknowledge and agree that the Dialysis Companies will have only the following liabilities: (i) the Deducted Liabilities; (ii) items that would properly be included as trade accounts payable and accrued operating expenses in a balance sheet of the Dialysis Companies prepared as of the Closing Date in accordance with generally accepted accounting principles consistently applied (the "Payables"), (iii) the executory obligations and liabilities arising prior to the Closing Date pursuant to the terms of the Company Agreements and (iv) any unpaid amounts due to RCG as of the Closing Date for management fees pursuant to any management agreement between RCG and Sellers (such liabilities described in (i) through (iv) being defined as the "Assumed Liabilities"). The Dialysis Companies will have no liabilities other than the Assumed Liabilities from and after the date of this Agreement, and at the Closing, Sellers, jointly and severally, will assume all liabilities of the Dialysis Companies other than the Assumed Liabilities (such liabilities assumed by the Sellers referred to herein as the "Retained Liabilities") by executing and delivering an Assumption Agreement substantially in the form attached hereto as Exhibit 1.6 (the "Assumption Agreement").

         1.7 Payment for Working Capital.

             (a) Within ninety (90) days after the Closing, RCG shall prepare and deliver to Sellers a balance sheet as of the Effective Time, setting forth the current assets and the Payables of the Dialysis Companies in accordance with generally accepted accounting principles consistently applied (the "Closing Balance Sheet").

             (b) The Closing Balance Sheet shall be deemed conclusively binding upon the parties unless the Sellers notify RCG of the Seller's disagreement therewith within fifteen (15) days of receipt of the Closing Balance Sheet (which notice shall also state with reasonable specificity the reasons for any disagreement and the amounts in dispute). The parties agree (i) that any dispute regarding the Closing Balance Sheet shall be submitted to a "big six" accounting firm which has no prior or existing relationship with the parties hereto and is agreed to by the parties hereto (the "Accountants") for a final and binding resolution of such dispute within 90 days, (ii) that RCG and the Sellers agree to each pay for one-half of the fees and expenses of the Accountants related to the resolution of such dispute and (iii) that the amount which is in dispute shall continue to be retained and withheld until the resolution of such dispute. RCG shall allow the Sellers to have reasonable access to the information and individuals as necessary to determine the accuracy of the Closing Balance Sheet.

             (c) If, according to the Closing Balance Sheet, the current assets exceed the Payables by more than $3,000,000 (such amount, the "Working Capital Excess"), the amount of such Working Capital Excess shall be paid by RCG to the Sellers in immediately available funds within five (5) days after the determination of such amount.

             (d) If, according to the Closing Balance Sheet, the Payables plus $3,000,000 exceed the current assets of the Dialysis Companies (such amount, the "Working Capital Shortfall"), the amount of such Working Capital Shortfall shall be paid by the Sellers to RCG in immediately available funds within five (5) days of the determination of such amount.

                                    ARTICLE 2

                  REPRESENTATIONS AND WARRANTIES OF THE SELLERS

         The Sellers jointly and severally represent and warrant the following to RCG:

         2.1 Organization, Authority and Capacity. Each of the Sellers and the Dialysis Companies is a corporation, duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation, and has the full corporate power and authority necessary to (i) execute, deliver and perform its obligations under this Agreement and the other documents and instruments to be delivered by it pursuant to this Agreement (collectively with this Agreement, the "Transaction Documents") and (ii) carry on its business as it has been and is now being conducted and to own and lease the properties and assets which it now owns or leases. Each of the Sellers and the Dialysis Companies is duly qualified to do business and is in good standing in the jurisdictions set forth in Schedule 2.1, which includes every jurisdiction in which the failure to be so qualified or in good standing would have a material adverse effect on (i) the Sellers' or the Dialysis Companies' ability to perform their obligations under the Transaction Documents or (ii) the assets, results of operations or prospects of Dialysis Companies.

         2.2 Authorization and Validity. The execution, delivery and performance of the Transaction Documents have been duly authorized by all necessary corporate action on the part of the Sellers. The Transaction Documents to be executed and delivered by the Sellers have been or will be, as the case may be, duly executed and delivered by the Sellers and the Dialysis Companies and constitute or will constitute the legal, valid and binding obligations of the Sellers and the Dialysis Companies, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other laws affecting creditors' rights generally, or as may be modified by a court of equity.

         2.3 Ownership Interest Held and Conveyed. The Sellers are the owners of all right, title and interest (legal, record and beneficial) in and to all of the equity securities of the Dialysis Companies as set forth on Schedule 2.3, free and clear of any and all Liens (except for any restrictions on transfer imposed by securities laws), and the Sellers hold no other interest in the Dialysis Companies. Except as provided in Schedule 2.3 or as specifically contemplated by this Agreement, no person or entity has any right or privilege (whether preemptive or contractual) for the purchase of any equity securities of the Dialysis Companies from the Sellers. Schedule 2.3 contains a complete list of all agreements or arrangements, whether written or oral, to which the Sellers are a party that relate in any way to the Company Equity Securities. The delivery to RCG of the Transferred Shares pursuant to this Agreement will transfer to RCG good and marketable title to such Transferred Shares free and clear of all Liens.

         2.4 Absence of Conflicting Agreements or Required Consents. Except as set forth on Schedule 2.4, the execution, delivery and performance by the Sellers and the Dialysis Companies of the Transaction Documents to be executed and delivered by either of the Sellers or any of the Dialysis Companies: (i) with the exception of the expiration of the required waiting period under the HSR Act, do not require the consent of or notice to any governmental or regulatory authority or any other third party; (ii) will not conflict with any provision of the organizational documents of the Sellers and the Dialysis Companies; (iii) will not conflict with or result in a violation of any law, ordinance, regulation, ruling, judgment, order or injunction of any court or governmental instrumentality to which the Sellers and the Dialysis Companies are subject or by which the Sellers and the Dialysis Companies or any of their properties are bound; (iv) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license or permit to which the Sellers and the Dialysis Companies are a party or by which the Sellers and the Dialysis Companies or any of its properties are bound; and (v) will not create any lien, encumbrance or restriction upon any of the assets or properties of the Sellers and the Dialysis Companies.

         2.5 Governing Documents of the Dialysis Companies. True and correct copies of the organizational documents and all amendments thereto of the Dialysis Companies (certified by the Secretary of State of their respective states of incorporation) have been provided to RCG. RCG has previously been provided with access to the minutes of the Dialysis Companies and such minutes accurately reflect all proceedings of the board of directors of the Dialysis Companies (and all committees thereof). The record books of the Dialysis Companies, which have been made available to RCG for review, contain true, complete and accurate records of the ownership of the Dialysis Companies.

         2.6 Outstanding and Authorized Capitalization. All authorized and outstanding equity securities of the Dialysis Companies are accurately described on Schedule 2.6. No shares of capital stock are held in the treasury of any of the Dialysis Companies except as set forth on Schedule 2.6. All outstanding equity securities of the Dialysis Companies are listed and held of record as indicated on Schedule 2.6 and have been duly and validly issued, are fully paid and nonassessable. None of the equity securities of the Dialysis Companies were issued in violation of preemptive rights of any past or present holder of any equity securities of the Dialysis Companies. Except as set forth on Schedule 2.6, there are no outstanding warrants, options, rights, calls or other commitments of any nature relating to equity securities of the Dialysis Companies and there are no outstanding securities of either convertible into or exchangeable for any equity securities of the Dialysis Companies. Except as set forth on Schedule 2.6, the Dialysis Companies are not obligated to issue or repurchase any equity securities for any reason and no person or entity has any right or privilege (whether preemptive or contractual) for the purchase, subscription or issuance of any unissued equity securities of the Dialysis Companies. There are no outstanding rights to demand registration of securities of the Dialysis Companies or to sell securities of the Dialysis Companies in connection with a registration by the Dialysis Companies under the 1933 Act.

         2.7 Subsidiaries, Investments and Predecessors. Except as set forth on
Schedule 2.7, none of the Dialysis Companies has owned or currently owns, directly or indirectly, of record, beneficially or equitably, any capital stock or other equity, ownership or proprietary interest in any corporation, partnership, limited liability company, association, trust, joint venture or other entity. Set forth on Schedule 2.7 is a listing of all predecessor companies of each of the Dialysis Companies, including the names of any entities from whom such entity previously acquired material assets, and any other entity of which such entity has been a subsidiary or division. Except as listed on
Schedule 2.7, none of the Dialysis Companies has sold or disposed of, by way of asset sale, stock sale, spin-off or otherwise (a "Disposition"), any material assets or business of such entity and none of the Sellers or their Affiliates has made a Disposition of any business or assets related to renal dialysis.

         2.8 Financial Statements. Attached hereto as Schedule 2.8 are audited financial statements of the Dialysis Business for the three years ended December 31, 1995, unaudited financial statements of the Dialysis Business for the year ended December 31, 1996 and unaudited financial statements of the Dialysis Business for the year ended August 31, 1997, which reflect the results of operations and financial condition of the Dialysis Business for such periods and at such dates (collectively, the "Financial Statements"). The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied other than as indicated on Schedule 2.8 and except for (i) the omission of notes to unaudited Financial Statements, and (ii) the fact that interim Financial Statements are subject to normal and customary year-end adjustments which will not, in the aggregate, be material. The Financial Statements present fairly in all material respects the financial position of the Dialysis Business as of the dates indicated and present fairly in all material respects the results of the Dialysis Business operations for the periods then ended, and are in accordance with the books and records of the Dialysis Business, which have been properly maintained and are complete and correct in all material respects.

         2.9 Absence of Changes. Except as set forth on Schedule 2.9, and except as contemplated by this Agreement, since December 31, 1996, the Dialysis Companies have conducted the Dialysis Business only in the ordinary course, and neither any Dialysis Company nor any portion of the Dialysis Business has:

            (i) suffered any material adverse change in their working capital, condition (financial or otherwise), assets, liabilities, reserves, business or operations;

            (ii) paid, discharged or satisfied any material liability other than in the ordinary course of business;

            (iii) written off as uncollectible any account receivable other than in the ordinary course of business;

            (iv) compromised any debts, claims or rights or disposed of any of its properties or assets other than in the ordinary course of business;

            (v) entered into any commitments or transactions not in the ordinary course of business involving aggregate value in excess of $250,000 or made aggregate capital expenditures or commitment in excess of $250,0000;

            (vi) made any material change in any method of accounting or accounting practice;

            (vii) subjected any of its assets, tangible or intangible, to any lien, encumbrance or restriction of any nature whatsoever, except for liens for current property taxes not yet due and payable;

            (viii) increased any salaries, wages or employee benefits for any employee of the Dialysis Companies other than in the ordinary course of business;

            (ix) hired, committed to hire or terminated any employee or medical director other than in the ordinary course of business;

            (x) except for payments, dividends or distributions consistent with past practices for prior periods, declared, set aside or made any payment, dividend or other distribution to any holder of an equity security of any of the Dialysis Companies or purchased, redeemed or otherwise acquired, directly or indirectly, any equity security of any of the Dialysis Companies;

            (xi) terminated or amended any material contract, license or other instrument to which a Transferred Entity is a party or suffered any loss or termination or threatened loss or termination of any existing business arrangement or material supplier, the termination or loss of which, in the aggregate, could materially and adversely affect such Transferred Entity;

            (xii)  effected any change in its capital structure; or

            (xiii) agreed, whether in writing or otherwise, to take any action described in this Section 2.9.

         2.10 No Undisclosed Liabilities. Except as listed on Schedule 2.10 hereto, or otherwise disclosed herein or in the Schedules hereto, none of the Dialysis Companies (or the Sellers or their Affiliates relating to the Dialysis Business) has any liabilities or obligations, whether accrued, absolute, contingent or otherwise, except for liabilities and obligations reflected in the Financial Statements or incurred in the ordinary course of its business since the date of the most recent balance sheet included in the Financial Statements.

         2.11 Litigation, etc. Except as listed on Schedule 2.11 hereto, (i) there are no claims, lawsuits, actions, arbitrations, administrative or other proceedings pending against any of the Sellers or their Affiliates relating to the Dialysis Business or against any of the Dialysis Companies, and, to the knowledge of the Sellers, no such matter is threatened and there is no basis for any such action, (ii) to the knowledge of the Sellers, there are no governmental or administrative investigations or inquiries pending that involve any of the Dialysis Companies or the Dialysis Business, and (iii) there are no judgments against or consent decrees binding on any of the Dialysis Companies (or the Sellers or their Affiliates relating to the Dialysis Business) or, to the knowledge of the Sellers, without independent investigation, any licensed professional relating to the Dialysis Companies or the Dialysis Business.

         2.12 No Violation of Law. Except as set forth on Schedule 2.12, to the knowledge of the Sellers, none of the Dialysis Companies (or the Sellers or their Affiliates relating to the Dialysis Business) has been and is not in violation of any applicable local, state or federal law, ordinance, regulation, order, injunction or decree, or any other requirement of any governmental body, agency or authority or court binding on it, or relating to its property or business or its advertising, sales or pricing practices, except for any such violations as would not individually or in the aggregate have a material adverse effect on such Transferred Entity, financial or otherwise.

         2.13 Real and Personal Property. (a) Schedule 2.13(a) sets forth a list of all items of material personal and mixed, tangible and intangible property, rights and assets used or held for use in the Dialysis

Business having an original or replacement cost or value greater than $10,000. Except as set forth on Schedule 2.13(a), the Dialysis Companies (i) have or will have good and valid title to all of the personal and mixed, tangible and intangible property, rights and assets which it purports to own, including all the personal property and assets reflected in the Financial Statements, (ii) the Dialysis Companies own or will own all assets, properties and rights used or held for use by the Sellers or their Affiliates in the Dialysis Business; and
(iii) own or will own such rights, assets and personal property free and clear of all Liens. To the extent any assets, properties or rights used or held for use in the Dialysis Business are owned by Sellers or any Affiliates other than the Dialysis Companies on the date of this Agreement, such assets will be transferred to a Dialysis Company at or prior to Closing. Except as set forth on
Schedule 2.13(a)-1, the Dialysis Companies do not, have not and will not hold any assets, properties or rights that are not used or held for use in the Dialysis Business.

             (b) Schedule 2.13(b) contains a true and correct description of all real property owned or leased by the Dialysis Companies or used in the Dialysis Business, including all improvements located thereon. Except as set forth on
Schedule 2.13(b), each of the Dialysis Companies has good and marketable title to all real property owned by it, and at the Closing one of the Dialysis Companies will have good and marketable title to all real property owned by the Sellers or any affiliates and used or held for use in the Dialysis Business, in each case free and clear of any Liens. RCG has been furnished with true, correct and complete copies of all leases, deeds, easements and other documents and instruments concerning the matters listed on Schedule 2.13(b). No condemnation or similar actions are currently in effect or pending against any part of any real property owned or leased by the Dialysis Companies or used in the Dialysis Business and, to the best knowledge of the Sellers, no such action is threatened against any such real property. There are no encroachments, leases, easements, covenants, restrictions, reservations or other burdens of any nature which might impair in any material respect the use of any such owned or leased real property in a manner consistent with past practices nor does any part of any building structure or any other improvement thereon encroach on any other property.

             (c) The present zoning, subdivision, building and other ordinances and regulations applicable to any owned or leased real property permit the continued operation, use, occupancy and enjoyment of such real property consistent with past practices, and the Dialysis Companies and the Dialysis Business are in compliance with, and have received no notices of violations of, any applicable zoning, subdivision or building regulation, ordinance or other law, regulation, or requirement. The Dialysis Companies have all rights and easements necessary for public ingress thereto and egress therefrom and for the provision of all utility services thereto, including any required curb cut or street opening permits or licenses for vehicular access over presently existing roads and driveways.

             (d) The Dialysis Companies' assets (including all buildings and improvements in connection therewith) are and will be in good operating condition and repair, ordinary wear and tear excepted, and such assets include or will include all rights, properties, interests in properties, and assets necessary to permit RCG to carry on the Dialysis Business as presently conducted.

             (e) Each piece of real property set forth on Schedule 2.13(b) is, to the knowledge of the Sellers, separately assessed for real property tax assessment purposes and is not combined with any other real property for such tax assessment purposes. Schedule 2.13(e) contains true, complete and correct copies of the most recent tax bills for each piece of real property set forth on
Schedule 2.13(b).

             (f) Schedule 2.13(f) contains a complete and correct list of all trademarks, trade names, service marks, service names, brand names, copyrights, technology rights and licenses, know-how, software and patents, registrations thereof and applications therefor, and any other intellectual property used or held for use in the Dialysis Business, together with a complete list of all licenses granted by or to the Dialysis Companies with respect to any of the foregoing. Neither the Sellers nor any of the Dialysis Companies is currently in receipt of any notice of any violation of, and each has no reason to believe that the operations of the Dialysis Business are violating the rights of others with respect to any such matter, and reasonable measures have been taken to protect the rights with respect to any such matters as are proprietary to the Dialysis Companies or the Dialysis Business.

         2.14 Contracts and Commitments. (a) Schedule 2.14 contains a complete and accurate list of all contracts, agreements, commitments, instruments and obligations (whether written or oral, contingent or otherwise) of the Dialysis Companies (or the Sellers relating to the Dialysis Business) concerning the following matters (the "Company Agreements"):

            (i) the lease (as lessee or lessor) or license (as licensee or licensor) of any real or personal property (tangible or intangible);

            (ii) the employment or engagement of any officer, director, employee, consultant or agent;

            (iii) any relationship with any person or entity affiliated with or related to the Sellers or the Dialysis Companies or any officer, director, employee, consultant or agent;

            (iv) any arrangement limiting the freedom of any of the Dialysis Companies, or any other person with respect to the Dialysis Business to compete in any manner in any line of business or requiring any of the Dialysis Companies to share profits;

            (v) any arrangement that could reasonably be anticipated to have a material adverse effect on any of the Dialysis Companies or the Dialysis Business, financial or otherwise;

            (vi)   any arrangement not in the ordinary course of business;

            (vii) any power of attorney, whether limited or general, granted by or to any of the Dialysis Companies, or any other person with respect to the Dialysis Business; and

            (viii) any other arrangement that requires performance for a period of more than 90 days or that requires payments in excess of $50,000.

             (b) The Sellers have delivered to RCG true and complete copies of all Company Agreements that are in writing. Except as indicated on Schedule 2.14, the Company Agreements are valid and effective in accordance with their terms, and there is not under any of such contracts (i) any existing or claimed default by any of the Dialysis Companies or the Sellers or their Affiliates or event which with notice or lapse of time, or both, would constitute a material default by any of the Dialysis Companies or the Sellers or their Affiliates or
(ii) to the knowledge of the Sellers, any existing or claimed default by any other party or event which with notice or the lapse of time, or both, would constitute a material default by any such party. Except as indicated on Schedule 2.14, the continuation, validity and effectiveness of the Company Agreements will not be affected by the Transactions, and the Transactions will not result in a breach of or default under, or require the consent of any other party to, any of the Company Agreements. There is no actual or, to the knowledge of the Sellers, threatened termination, cancellation or limitation of any Company Agreements that would have a material adverse effect on any of the Dialysis Companies or the Dialysis Business, financial or otherwise. To the knowledge of the Sellers, there is no pending or threatened bankruptcy, insolvency or similar proceeding with respect to any other party to the Company Agreements.

         2.15 Employment and Labor Matters. (a) Schedule 2.15(a) sets forth (i) the number of full-time and part-time employees of each of the Dialysis Companies and the Dialysis Business and (ii) the name and compensation paid to each employee of or consultant to any of the Dialysis Companies or the Dialysis Business who received salary, benefits and bonuses for either of the two most recently ended fiscal years in excess of $50,000.

             (b) The Dialysis Companies and the Dialysis Business are in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours, occupational safety and health, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, and the employment of non-residents under the Immigration Reform and Control Act of 1986.

             (c) Except as disclosed on Schedule 2.15(c),

                 (i) there are no charges, governmental audits, investiga-tions, administrative proceedings or complaints concerning the Dialysis Companies' or the Dialysis Business' employment practices pending or, to the knowledge of the Sellers, threatened before any federal, state or local agency or court, and, to the knowledge of the Sellers, no basis for any such matter exists;

                 (ii) to the knowledge of the Sellers, there are no inquiries, investigations or monitoring of activities of any licensed, registered, or certified professional personnel employed by, credentialed or privileged by, or otherwise affiliated with or providing services to the Dialysis Companies or the Dialysis Business pending or threatened by any state professional board or agency charged with regulating the professional activities of health care practitioners;

                 (iii) there are no union or collective bargaining agreements, with respect to any employee providing services to, and, to the knowledge of the Sellers, no union attempts to organize any of such employees of the Dialysis Business have been made, nor are any such attempts now threatened; and

                 (iv) the Dialysis Business has not experienced any organized slowdown, work interruption, strike, or work stoppage by its employees.

         2.16 Employee Benefit Matters. The employee benefit plans and agreements described in Schedule 2.16 hereto are the only employee benefit plans and agreements maintained by the Dialysis Companies or any other person with respect to the Dialysis Business for the benefit of the shareholders, officers, directors, employees, former employees, or independent contractors involved with the Dialysis Business, including, without limitation, (i) profit sharing, pension, ESOP, 401(k) or other retirement plans or programs, (ii) current and deferred compensation, severance, vacation, stock purchase, stock option, bonus and incentive compensation benefits, and (iii) medical, hospital, life, health, accident, disability, death and other fringe and welfare benefits, including any split-dollar life insurance policies, all of which plans, programs, practices, policies and other individual and group arrangements and agreements, including any unwritten compensation, fringe benefit, payroll or employment practices, procedures or policies of any kind or description are hereinafter referred to as the "Benefit Plans." Except as disclosed on Schedule 2.16, there are no contributions or payments due with respect to any of the Benefit Plan, nor will any such contributions or payments be due or required to be paid on or prior to the Closing Date. Each Benefit Plan has been operated and administered in substantial compliance with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), and the provisions of the Code applicable to it. No Benefit Plan of the Dialysis Companies or their ERISA Affiliates which is subject to the minimum funding standards of ERISA or the Code, if any, has incurred any accumulated funding deficiency within the meaning of ERISA or the Code. All contributions with respect to a Benefit Plan of the Dialysis Companies or their ERISA Affiliates that is subject to Code Section 412 or ERISA Section 302 have been timely made and there is no lien or expected to be a lien under Code Section 412(n) or ERISA Section 302(f) or tax under Code Section 4971. No Benefit Plan of the Dialysis Companies or their ERISA Affiliates has a "liquidity shortfall" as defined in Code Section 412(m)(5). Neither the Dialysis Companies nor their ERISA Affiliates are subject to or can reasonably be expected to become subject to a lien under Code Section 401(a)(29). No event has occurred in connection with a Benefit Plan of the Dialysis Companies or their ERISA Affiliates that could result in liability to the Dialysis Companies under Title IV of ERISA. The Dialysis Companies have not incurred any liability to the Pension Benefit Guaranty Corporation in connection with any Benefit Plan of the Dialysis Companies or their ERISA Affiliates which is subject to Title IV of ERISA, if any. The assets of each Benefit Plan of the Dialysis Companies or their ERISA Affiliates that is subject to Title IV of ERISA, if any, are sufficient to provide all "benefit liabilities" (as defined in ERISA Section 4001(a)(16) under such Benefit Plan if such Benefit Plan terminated, and are also sufficient to provide all other benefits due under the Benefit Plan (including, but not limited to, ancillary, disability, shutdown, early retirement and welfare benefits). Neither the Dialysis Companies nor their ERISA Affiliates have had an "obligation to contribute" (as defined in ERISA Section 4212) to a "multi-employer pension plan" (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)) at any time. No event which constitutes a reportable event as defined in Section 4043 of ERISA has occurred or is continuing with respect to any Benefit Plan covered by ERISA. No facts exist which will result in a material increase in the premium costs of any Benefit Plan for which benefits are insured or a material increase in benefit costs of any Benefit Plan which provides self-insured benefits. No "prohibited transaction" (as defined in ERISA Section 406 or Code Section 4975) has occurred with respect to any Benefit Plan. None of the Benefit Plans has any current or projected liability in respect of post-employment or post-retirement health or medical or life insurance benefits for former or retired employees of the Dialysis Companies, except as required to avoid excise taxes under Code
Section 4980B. All Benefit Plans subject to Code Section 4980B or Part 6 of Title I of ERISA have been maintained in compliance with the requirements of Code Section 4980B and Part 6 of Title I of ERISA. There is no contract, agreement, plan or arrangement covering any employee or former employee of the Dialysis Companies that could result in the payment of any amount that would not be deductible under Code Sections 162(m) or 280G. As of the Closing Date, the Dialysis Companies have no Liability under any Benefit Plan.

         2.17 Insurance Policies. Except as described on Schedule 2.17, all of the assets and business of the Dialysis Companies and the Dialysis Business are insured in such amounts and against such losses, casualties or risks as are customary for similar properties and businesses, and such insurance has been maintained continuously from the earlier of (i) the date of its inception and
(ii) the date of inception of any of its predecessors. Schedule 2.17 sets forth a complete and accurate list and description of all insurance policies in force with respect to the Dialysis Business or any of its properties or employees or naming the Dialysis Companies, or any employee thereof, as an insured or beneficiary or as a loss payee or for which the Dialysis Companies have paid or are obligated to pay all or part of the premiums, including, without limitation, all liability, malpractice, fire, health and life insurance policies. All such policies are in full force and effect, and the premiums due thereon have been timely paid. The Sellers have not received notice of any pending or threatened termination or premium increase (retroactive or otherwise) with respect thereto, and, to the knowledge of the Sellers, the Dialysis Companies are in compliance with all conditions contained therein. Except as set forth on Schedule 2.17, there are no pending claims against such insurance as to which insurers are defending under reservation of rights or have denied liability, and except as set forth on Schedule 2.17, there exists no claim under such insurance that has not been properly filed by the Dialysis Companies. To the knowledge of the Sellers, there are no outstanding or unfulfilled requirements or recommendations of any insurance company insuring the Dialysis Companies regarding any repairs to or work to be performed with respect to the assets of the Dialysis Companies. The Dialysis Business has complied with any such requirements and recommendations as to which the Dialysis Business received notice. Schedule 2.16 contains a listing of all claims made and loss histories in respect of any insurance maintained with respect to the Dialysis Business or any of its properties or employees or the Dialysis Companies or any predecessor during the past three (3) years.

         2.18 Environmental Matters. Except as set forth in Schedule 2.18, there are no present or past Environmental Conditions in any way relating to the business, properties or assets of the Dialysis Companies or Dialysis Business. For the purposes of this Agreement, "Environmental Condition" means (a) the introduction into the environment of any pollution, including without limitation any contaminant, irritant or pollutant or other toxic or hazardous substance, in violation of any federal, state or local law, ordinance or governmental rule or regulations, as a result of any spill, discharge, leak, emission, escape, injection, dumping or release of any kind whatsoever of any substance or exposure of any type in any work places or to any medium, including without limitation air, land, surface waters or ground waters, or from any generation, transportation, treatment, discharge, storage or disposal of waste materials, raw materials, hazardous materials, toxic materials or products of any kind or from the storage, use or handling of any hazardous or toxic materials or other substances, as a result of which the Dialysis Companies have or may become liable to any person or by any reason of which any of the assets of the Dialysis Companies or the Dialysis Business may suffer or be subjected to any lien, encumbrance or restriction of any nature, or (b) any noncompliance with any federal, state or local environmental law, rule, regulation or order as a result of or in connection with any of the foregoing.

         2.19 Accounts Receivable and Payable. The accounts receivable of the Dialysis Companies and the Dialysis Business as of the Closing Date will represent, bona fide claims for services actually rendered and goods actually provided, subject to no defenses, counterclaims, or rights of setoff other than those arising in the ordinary course of business and for which adequate reserves have been or will be established, as applicable. No accounts payable of the Dialysis Companies are, at this date, past due and no accounts payable of the Dialysis Companies will be past due at the Closing Date, the Sellers acknowledging and agreeing that the Assumed Liabilities do not include any of such accounts payable.

         2.20 Taxes (a) Except as set forth in Schedule 2.20, each of the Dialysis Companies and any affiliated group filing a consolidated or combined Tax Return including any of the Dialysis Companies has filed all Tax Returns that it was required to file in a timely manner (taking into account all extensions of due dates), and has paid in a timely manner all Taxes shown thereon as owing (or has established adequate reserves therefor as reflected on the Financial Statements). All information provided in such Tax Returns is true, correct and complete in all material respects as to the Dialysis Companies or as to any liability for Taxes for which they could be liable. Each of the Dialysis Companies is in compliance in all material respects with and retains in its records all information and documents necessary to comply with all applicable Tax or information reporting and any Tax withholding requirements under federal, state and local Tax laws.

              (b) Schedule 2.20 lists all Tax Returns filed with respect to any of the Dialysis Companies or any of their properties, income or operations or for which they otherwise could be held liable for taxable periods which are open to examination by relevant taxing authorities ("Open Tax Returns").
Schedule 2.20 lists all Tax Returns filed with respect to any of the Dialysis Companies or with respect to Taxes for which they could be held liable for any period for which there is any claim or assessment pending, or where to the knowledge of the Sellers such a claim or assessment is threatened, or where an audit or investigation with respect to any liability of the Dialysis Companies exists. The Sellers have delivered or made available to RCG correct and complete copies of all Tax Returns listed in Schedule 2.20 (including amendments thereto) and all examination reports and statements of deficiencies assessed against or agreed to by any of the Dialysis Companies since December 31, 1990. The statute of limitations with respect to the assessment of any federal, state or local income tax has expired on all Taxes other than those addressed by Open Tax Returns. All Taxes due with respect to completed and settled examinations or concluded litigation regarding Tax Returns have been paid.

              (c) Except as set forth in Schedule 2.20, none of the Dialysis Companies has waived (or has had waived on its behalf) any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency for which it could be held liable.

              (d) Except as set forth in Schedule 2.20, none of the Dialysis Companies is a party to any Tax allocation or sharing agreement.

              (e) Except as set forth in Schedule 2.20, none of the Dialysis Companies has been a member of an Affiliated Group filing a consolidated federal income Tax Return other than a group the common parent of which is the Seller.

              (f) For purposes hereof, "Taxes" shall mean any federal, state, county, local, foreign or other tax, charge, imposition or other levy (including interest or penalties thereon) including without limitation, income taxes estimated taxes, excise taxes, sales taxes, use taxes, gross receipts taxes, franchise taxes, taxes on earnings and profits, employment and payroll related taxes, property taxes, real property transfer taxes, Federal Insurance Contributions Act taxes, taxes on value added and import duties, whether or not measured in whole or in part by net income, imposed by the United States or any political subdivision thereof or by any jurisdiction other than the United States or any political subdivision thereof. A "Tax Return" shall mean all returns, declarations, reports and forms, claims for refunds or information returns and reports relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

         2.21 Licenses, Authorizations and Provider Programs. (a) The Dialysis Companies (i) are the holders of all valid licenses and other rights and authorizations required by law, ordinance, regulation or ruling of any governmental regulatory authority necessary to operate the Dialysis Business as currently operated, and (ii) are certified for participation and reimbursement under Titles XVIII and XIX of the Social Security Act (the "Medicare and Medicaid programs") (Medicare and Medicaid programs and all other similar federal, state or local reimbursement or governmental programs for which the Dialysis Companies are eligible are hereinafter referred to collectively as the "Government Programs") and have current provider agreements for such Government Programs and with such private non-governmental programs, including without limitation any private insurance program, under which the Dialysis Business directly or indirectly is presently receiving payments (such non-governmental programs herein referred to as "Private Programs"). Set forth on Schedule 2.21.1, as to each separate facility operated by the Dialysis Business, is a correct and complete list of such licenses, permits and other authorizations, and provider agreements under all Government and Private Programs, complete and correct copies of which have been provided to RCG. True, complete and correct copies of all surveys of the Dialysis Business or its facilities conducted in connection with any Government Program, Private Program or licensing or accrediting body during the past three (3) years have been provided to RCG.

              (b) To the knowledge of the Sellers, no material violation, default, order or deficiency exists with respect to any of the items listed on
Schedule 2.21.1. Neither any of the Sellers nor any of the Dialysis Companies has received any notice of any action pending or recommended by any state or federal agencies having jurisdiction over the items listed on Schedule 2.21.1, either to revoke, withdraw or suspend any license, right or authorization, or to terminate the participation of any of the Dialysis Companies in any Government or Private Program. To the knowledge of the Sellers, no event has occurred which, with the giving of notice, the passage of time, or both, would constitute grounds for a violation, order or deficiency with respect to any of the items listed on Schedule 2.21.1 or to revoke, withdraw or suspend any such license, or to terminate or modify the participation of the Dialysis Companies in any Government or Private Program. To the knowledge of the Sellers, there has been no decision not to renew any provider or third-party payor agreement of any of the Dialysis Companies. Except as listed on Schedule 2.21.2, no consent or approval of, prior filing with or notice to, or any action by, any governmental body or agency or any other third party is required in connection with any such license, right or authorization, or Government or Private Program, by reason of the consummation of the Transactions, and the continued operation of the Dialysis Business thereafter on a basis consistent with past practices.

              (c) All cost reports and other reports required to be filed prior to the date hereof with respect to the Government and Private Programs, all fiscal intermediaries and other insurance carriers with respect to the Dialysis Business have been timely filed, and all such reports are complete and accurate in all material respects and have been prepared in accordance with all applicable laws, regulations, and principles governing reimbursement and payment claims. True and complete copies of such cost reports filed with respect to the Dialysis Business for the most recent cost-reporting year, if applicable, have heretofore been delivered to RCG. The Dialysis Companies have paid or caused to be paid or have properly reflected in the Financial Statements, all known and undisputed refunds, overpayments, discounts or adjustments which have become due pursuant to such reports with respect to the Dialysis Business have been paid, and there is no liability under any Government or Private Program (known or unknown, contingent or otherwise) for any refund, overpayment, discount or adjustment other than in the ordinary course, and no interest or penalties accruing with respect thereto, except as has been specifically disclosed herein or in the Schedules hereto. To the knowledge of the Sellers, except as set forth on Schedule 2.21.3, there are no pending appeals, adjustments, challenges, audits, litigation, or notices of intent to reopen any closed cost reports. There are no other reports required to be filed by the Dialysis Companies in order to be paid under any Government or Private Program for services rendered, except for cost reports not yet due.

         2.22 Inspections and Investigations. Except as set forth and described in Schedule 2.22, (i) neither the Dialysis Companies' rights nor, to the knowledge of the Sellers, the right of any licensed professional or other individual affiliated with the Dialysis Companies or the Dialysis Business to receive reimbursements pursuant to any Government or Private Program has been terminated or otherwise adversely affected as a result of any investigation or action whether by any federal or state governmental regulatory authority or other third party, (ii) neither the Dialysis Companies nor the Dialysis Business, nor, to the knowledge of the Sellers, any licensed professional or other individual affiliated with the Dialysis Business has, during the past three (3) years, been the subject of any inspection, investigation, survey, audit, monitoring or other form of review by any governmental regulatory entity, trade association, professional review organization, accrediting organization or certifying agency for the purpose of any alleged improper activity on the part of such individual, nor have the Sellers or the Dialysis Companies received any notice of deficiency in connection with their operations, (iii) there are not presently, and at the Closing there will not be, any outstanding deficiencies or work orders of any governmental authority having jurisdiction over the Dialysis Business, or other third party, requiring conformity to any applicable agreement, statute, regulation, ordinance or bylaw, including but not limited to, the Government and Private Programs, and (iv) there is not any notice of any claim, requirement or demand of any licensing or certifying agency or other third party supervising or having authority over the Dialysis Business or its operations to rework or redesign any part thereof or to provide additional furniture, fixtures, equipment, appliances or inventory so as to conform to or comply with any existing law, code, rule, regulation or standard. Attached as part of Schedule 2.22 are copies of all reports, correspondence, notices and other documents relating to any matter described or referenced therein.

         2.23 Certain Relationships. (a) Except as set forth on Schedule 2.23(a), neither any of the Dialysis Companies or any other person with respect to the Dialysis Business has:

              (i) offered, paid, solicited or received anything of value, paid directly or indirectly, overtly or covertly, in cash or in kind ("Remuneration") to or from any physician, family member of a physician, or an entity in which a physician or physician family member has an ownership or investment interest, including, but not limited to:

                  (A) payments for personal or management services pursuant to a medical director agreement, consulting agreement, management contract, personal services agreement, or otherwise;

                  (B) payments for the use of premises leased to or from a
            physician, a family member of a physician or an entity in which a physician or family member has an ownership or investment interest;

                  (C) payments for the acquisition or lease of equipment,
            goods or supplies from a physician, a family member of a physician or an entity in which a physician or family member has an ownership or investment interest; or

            (ii) offered, paid, solicited or received any Remuneration (excluding fair market value payments for equipment or supplies) to or from any healthcare provider, pharmacy, drug or equipment supplier, distributor or manufacturer, including, but not limited to:

                  (A) payments or exchanges of anything of value under a
            warranty provided by a manufacturer or supplier of an item to the Dialysis Companies or the Dialysis Business; or

                  (B) discounts, rebates, or other reductions in price on a
            good or service received by any of the Dialysis Companies or the Dialysis Business;

                  (iii) offered, paid, solicited or received any Remuneration to or from any person or entity in order to induce business, including, but not limited to, payments intended not only to induce referrals of patients, but also to induce the purchasing, leasing, ordering or arrangement for any good, facility, service or item;

                  (iv) entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any physician, or family member of a physician, or an entity in which physician or physician family member has an ownership or investment interest, directly or indirectly, through equity, debt, or other means, including, but not limited to, an interest in an entity providing goods or services to any of the Dialysis Companies or the Dialysis Business;

                  (v) entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any person or entity including, but not limited to, a hospital, pharmacy, drug or equipment supplier, distributor or manufacturer, that is or was in a position to make or influence referrals, furnish items or services to, or otherwise generate business for any of the Dialysis Companies or the Dialysis Business; or

                  (vi) entered into any agreement providing for the referral of any patient for the provision of goods or services by any of the Dialysis Companies or the Dialysis Business, or payments by any of the Dialysis Companies or the Dialysis Business as a result of any referrals of patients to any of the Dialysis Companies or the Dialysis Business.

         (b) Set forth on Schedule 2.23(b) is a list of all affiliated practices or physicians who have privileges to use any of the dialysis facilities of the Dialysis Business or who are otherwise involved with the use, operation of or referral of patients to the dialysis facilities of the Dialysis Business.

         2.24 Fraud and Abuse. The Dialysis Companies, the Sellers and persons and entities providing professional services for the Dialysis Companies or otherwise with respect to the Dialysis Business have not engaged in any activities which are prohibited under 42 U.S.C. ss. 1320a-7b, or the regulations promulgated thereunder pursuant to such statutes, or related state or local statutes or regulations, or which are prohibited by rules of professional conduct, including but not limited to the following: (a) knowingly and willfully making or causing to be made a false statement or representation of a fact in any application for any benefit or payment; (b) knowingly and willfully making or causing to be made any false statement or representation of a fact for use in determining rights to any benefit or payment; (c) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment on its own behalf or on behalf of another, with intent to fraudulently secure such benefit or payment; and (d) knowingly and willfully soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind or offering to pay or receive such remuneration (i) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid, or (ii) in return for purchasing, leasing, or ordering or arranging for or recommending purchasing, leasing, or ordering any good, facility, service or item for which payment may be made in whole or in part by Medicare or Medicaid.

         2.25 Rates and Reimbursement Policies. Except for ethical limitations, the jurisdictions in which the Dialysis Business has operations or conducts business do not currently impose any restrictions or limitations on rates which may be charged to private pay patients receiving services provided by the Dialysis Business. There is no rate appeal currently pending before any governmental authority or any administrator of any Private Programs with respect to the Dialysis Business. The Sellers have no knowledge of any applicable law, which has been enacted, promulgated or issued within the eighteen (18) months preceding the date of this Agreement or any such legal requirement proposed or currently pending in the jurisdictions in which the Dialysis Business has operations or does business, which could have an adverse effect on any of the Dialysis Business or may result in the imposition of additional Medicaid, Medicare, charity, free care, welfare, or other discounted or government assisted patients at the Dialysis Business or require any person with respect to the Dialysis Business to obtain any necessary authorization which such person does not currently possess.

         2.26 Statements True and Correct. No representation or warranty made herein by the Sellers, nor in any statement, certificate or instrument to be furnished to RCG by the Sellers pursuant to any Transaction Document, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make these statements contained herein and therein not misleading.

         2.27 Purchase for Investment, Etc. (a) Each Seller is acquiring the RCG Common Stock for such Seller's own account and not with a view to or for sale in connection with any public distribution thereof within the meaning of the 1933 Act;

              (b) each Seller is an Accredited Investor as contemplated by Regulation D under the 1933 Act and (i) has sufficient knowledge and experience in financial and business matters to enable it to evaluate the merits and risks of an investment in the RCG Common Stock, (ii) has the ability to bear the economic risk of acquiring the RCG Common Stock, (iii) has received and reviewed the RCG Documents identified on Schedule 4.8, and (iv) has had an opportunity to ask questions of and to receive answers from the officers of RCG and to obtain additional information in writing as requested, which has been made available to and examined by such Seller's officers or such Seller's advisors; and

              (c) each Seller (i) acknowledges that the RCG Common Stock has not been registered under any securities laws and cannot be resold without registration thereunder or exemption therefrom, (ii) agrees not to transfer all or any of the RCG Common Stock received by each Seller unless such transfer has been registered or is exempt from registration under applicable securities laws and (iii) acknowledges that the certificate(s) representing the RCG Common Stock shall bear a prominent legend with respect to the restrictions on transfer under applicable securities laws.

                                    ARTICLE 3

           TAX MATTERS AND POST-CLOSING TAXES AND ACCOUNTS RECEIVABLE

         3.1 Tax Sharing Agreements. Any Tax sharing agreement between either of the Sellers or their Affiliates and any of the Dialysis Companies shall be terminated prior to the Closing Date and will have no further effect for any taxable year or period prior to, including, or following the Closing Date. For purposes of computing the Liability of the Dialysis Companies for Taxes for the federal income tax accounting period ending on the Closing Date or for any federal income tax accounting period prior thereto for which there is an adjustment in Tax Liability, such liability shall be computed assuming that the Dialysis Companies filed a federal income tax return as a separate consolidated group.

         3.2 Allocation of Tax Liability.

             (a) The Sellers shall indemnify and hold the Dialysis Companies and RCG harmless from (i) any Liability of the Dialysis Companies for Taxes related or allocable to a period ending on or before the Closing Date, including any Taxes attributable to any elections or election made by RCG or the Dialysis Companies under Section 338 of the Code, and (ii) any Liability for Taxes of Sellers or any member of their Affiliated Group other than the Dialysis Companies whenever arising. RCG shall indemnify and hold Sellers harmless from and against any Liability for Taxes of the Dialysis Companies related to any period following the Closing Date.

             (b) In the case of Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale, other transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the taxable year ended on the Closing Date, and (ii) in the case of Taxes imposed on a periodic basis (such as property taxes), be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of such period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of clause (i) above, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated to the period beginning before the Closing Date and, pursuant to clause (i) treated as ending on the Closing Date, based on the pro rata portion of such item determined by multiplying the total amount of such item times a fraction, the numerator of which is the number of calendar days in the period up to and including the Closing Date and the denominator of which is the total number of calendar days in the entire period.

             (c) The Dialysis Companies will furnish Tax information to the Sellers for inclusion in the Sellers' federal consolidated income Tax Return for the period that includes the Closing Date in accordance with the Sellers' past custom and practice.

         3.3 Returns and Payments.

             (a) From the date of this Agreement through and after the Closing Date, the Sellers shall prepare and file or otherwise furnish to the appropriate party (or cause to be prepared and filed or so furnished) in a timely manner all Tax Returns with respect to the Dialysis Companies for any taxable period ending on or before the Closing Date and pay all Taxes as shown as due thereon, and RCG shall do the same for any taxable period ending after the Closing Date. With respect to any Tax Return required to be filed with respect to the Dialysis Companies after the Closing Date and as to which an amount of Tax is allocable to the Sellers under Section 3.2(b), RCG shall provide the Sellers and its authorized representatives with a copy of such completed Tax Return and a statement (including all necessary supporting schedules and information required to support such statement) that certifies and sets forth the calculation of the amount of Tax shown on such Tax Return that is allocable to the Sellers pursuant to Section 3.2(b) at least 30 days prior to the due date (including any extension thereof) for the filing of such Tax Return, and the Sellers and its authorized representatives shall have the right to review such Tax Return and statement (including any supporting Schedules or other documents relevant thereto) prior to the filing of such Tax Return. The Sellers and RCG agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by the Sellers or its authorized representatives.

             (b) The Sellers and RCG shall each pay or cause to be paid when due and payable all Taxes that have not been paid as of the Closing Date that are allocable to them pursuant to the provisions of Section 3.2.

             (c) Payment of any amounts due under this Article 3 shall be made
(i) with respect to agreed amounts, at least three calendar days before the payment of any such Tax is due, provided that no such payment shall be due prior to 10 business days following receipt of written notice that payment of such Tax is due, or (ii) within 10 business days following either an agreement between the Sellers and RCG that an amount is payable by the Sellers or RCG to the other or within 10 business days of a "determination" as defined in section 1313(a) of the Code.

             (d) Any refund of taxes (including any interest thereon) attributable to a period prior to Closing shall be the Sellers'.

         3.4 Cooperation and Exchange of Information. The Sellers and RCG will provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return, amended return or claim for refund, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules and related work papers and documents relating to rulings or other determinations by taxing authorities, but in no event shall the Sellers or RCG be required to disclose to the other any information relating to the operations of either, as the case may be, other than information relating to a liability for Taxes of the Dialysis Companies. The Sellers and RCG shall make their respective employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. The Sellers and RCG will retain all Tax Returns, schedules and work papers and all material books and records or other documents relating to Tax matters of the Dialysis Companies for its taxable period first ending after the Closing Date and for all prior taxable periods until the expiration of the statute of limitations of the taxable periods to which such returns and other documents relate, without regard to extensions (but taking into account any extended statute of limitations applicable to a year in which a net operating loss is reported) except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Any information obtained under this Section 3.4 shall be kept confidential, except as may be otherwise necessary in connection with the filing of returns or claims for refund or in conducting an audit or other proceeding. Notwithstanding anything in this Section 3.4 to the contrary, no party shall be required to divulge any information to the other party that would operate as a waiver of the attorney-client privilege. RCG and the Sellers shall use reasonable efforts not to destroy or allow the destruction of any such books and records and workpapers without first providing 60 days written notice of intention to destroy to the other party, and allowing such other party to take possession of such records.

         3.5 Tax Sharing Indemnification. Sellers agree to indemnify RCG and the Dialysis Companies from and against any loss they may suffer resulting from, arising out of, relating to, in the nature of, or caused by any Liability of any of the Dialysis Companies for any Taxes of any Person other than any of the Dialysis Companies (i) under Reg. ss.1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.

                                    ARTICLE 4

                      REPRESENTATIONS AND WARRANTIES OF RCG

         RCG hereby represents and warrants to the Sellers as follows:

         4.1 Organization, Authority and Capacity. RCG is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. RCG has the full power and authority necessary to (i) execute, deliver and perform its obligations under the Transaction Documents to be executed and delivered by it, and (ii) carry on its business as it has been and is now being conducted and to own and lease the properties and assets which it now owns or leases. RCG is duly qualified to do business and is in good standing in each jurisdiction in which a failure to be so qualified or in good standing would have a material adverse effect on (i) its ability to perform its objections under the Transaction Documents to be executed and delivered by it, or (ii) the assets, results of operations or prospects of RCG.

         4.2 Authorization and Validity. The execution, delivery and performance of the Transaction Documents to be executed and delivered by RCG have been duly authorized by all necessary action by RCG. The Transaction Documents to be executed and delivered by RCG have been or will be, as the case may be, duly executed and delivered by RCG and constitute or will constitute the legal, valid and binding obligations of RCG, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other laws affecting creditors' rights generally, or as may be modified by a court of equity.

         4.3 Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance by RCG of the Transaction Documents to be executed and delivered by it: (i) do not require the consent of or notice to any governmental or regulatory authority or any other third party; (ii) will not conflict with any provision of RCG's certificate of incorporation or bylaws;
(iii) will not conflict with or result in a violation of any law, ordinance, regulation, ruling, judgment, order or injunction of any court or governmental instrumentality to which RCG is a party or by which RCG or any of its respective properties are bound; (iv) will not conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any agreement, instrument, license or permit to which RCG is a party or by which any of its properties are bound; and (v) will not create any lien, encumbrance or restriction upon any of the assets or properties of RCG.

         4.4 Governing Documents. True and correct copies of the organizational documents and all amendments thereto of RCG (certified by the Secretary of State of the State of Delaware) and copies of the bylaws of RCG have been provided to the Sellers. The Sellers have previously been provided with access to RCG's minutes, and such minutes accurately reflect all proceedings of the shareholders and board of directors of RCG (and all committees thereof).

         4.5 Outstanding and Authorized Capitalization. As of September 30, 1997, RCG had approximately 22,741,880 shares of RCG Common Stock and no shares of Preferred Stock issued and outstanding. All issued and outstanding shares of RCG Common Stock have been duly and validly issued, are fully paid and non-assessable. Except for (i) options to purchase 3,425,306 shares of common stock, and (ii) warrants to purchase 330,000 shares of common stock, there are no outstanding warrants, options, rights, calls or other commitments of any nature relating to shares of capital stock of RCG, no outstanding securities convertible into or exchangeable for shares of capital stock of RCG, and, RCG is not obligated to issue or repurchase any of its shares of capital stock for any reason and no person or entity has any right or privilege (whether preemptive or contractual) for the purchase, subscription or issuance of any unissued shares of capital stock of RCG. No shares of Common Stock are held in RCG's treasury. All RCG Common Stock to be issued in connection with the Transactions will be duly and validly issued, fully paid and nonassessable, and, based on the representations of the Sellers herein and in documents delivered pursuant hereto, will be issued pursuant to a valid exemption from registration under the 1933 Act and all applicable state securities laws.

         4.6 Litigation and Claims. There are no claims, lawsuits, actions, arbitrations, administrative or other proceedings, governmental investigations or inquiries pending or threatened against RCG affecting the performance by RCG of the Transaction Documents and there is no basis for any such action or any state of facts or occurrence of any event which might give rise to the foregoing.

         4.7 Statements True and Correct. No representation or warranty made herein by RCG, nor in any statement, certificate or instrument to be furnished to the Sellers by RCG pursuant to any Transaction Document, contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary to make these statements contained and therein not misleading.

         4.8 RCG Documents. RCG has heretofore furnished to the Sellers the documents set forth on Schedule 4.8. The foregoing documents together with the exhibits thereto (which will be made available upon written request), are collectively referred to herein as the "RCG Documents." The RCG Documents include accurate and complete copies of each (i) report and registration statement filed with the SEC during the last twelve months ("SEC Documents") and
(ii) publicly disseminated press release of RCG during the past twelve months ("Press Releases").

                                    ARTICLE 5
                              ADDITIONAL AGREEMENTS

         5.1 Access to Dialysis Business Information. At all times prior to the Closing, the Sellers will afford the officers and authorized representatives of RCG, access to all of the Dialysis Companies' and the Dialysis Business' properties, books and records that may relate to or concern the Transactions or the Dialysis Business and will furnish such parties with such additional financial, operating and other information as to the business and properties of the Dialysis Companies and the Dialysis Business as such parties may from time to time reasonably request. Such parties shall also be allowed access, upon reasonable notice, to consult with the officers, employees, accountants, counsel and agents of the Dialysis Companies and the Dialysis Business in connection with such investigation of the properties and the Dialysis Business. In addition, at all times prior to the Closing, RCG will afford to the Sellers, and their representatives, access, upon reasonable notice, to all of RCG's and its Affiliates' properties, books and records as the Sellers may reasonably request. No such investigation shall diminish or otherwise affect any of the representations, warranties, covenants or agreements of any party under this Agreement.

         5.2 No-Shop. Unless and until this Agreement is terminated pursuant to
Article 8 hereof, the Sellers shall not, and shall cause their Affiliates not to, directly or indirectly, through any officer, director, employee, agent, intermediary or otherwise: (i) solicit, initiate or encourage submission of proposals or offers from any person or other entity relating to a sale of the Dialysis Business whether in the form of a merger, sale of assets, sale of stock or otherwise (a "Sale Transaction"); (ii) participate in any discussions or negotiations regarding, or furnish to any other person or other entity, any information with respect to, or otherwise respond to, cooperate or encourage, any effort or attempt by any other person or other entity with respect to a possible Sale Transaction; or (iii) approve or undertake any such activities or a Sale Transaction. The Sellers shall promptly communicate to RCG the terms of any such oral or written proposal or offer upon knowledge or receipt of such proposal or offer.

         5.3 Applications; Antitrust Notification. To the extent required by the HSR Act, each of the Parties has or will promptly file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act. The Parties shall cooperate with and deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

         5.4 Press Releases. Prior to the Closing Date, RCG and the Sellers shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 5.4 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

         5.5 Tax Matters. (a) The Sellers and RCG shall make a timely election under ss.338(h)(10) of the Code and ss.1.338(h)(10)-1 of the Treasury Regulations promulgated pursuant to the Code, and any corresponding elections under state or local tax law. The Sellers and RCG shall (i) take, and cooperate with each other to take, all actions necessary and appropriate (including, without limitation, the preparation, completion and timely joint filing by the Sellers and RCG of Form 8023-A, and the preparation, completion and timely filing of such other forms, returns, elections, schedules and other documents and instruments) to effect, perfect and preserve a timely ss.338(h)(10) election in accordance with ss.338(h)(10) of the Code and ss.1.338(h)(10)-1 of the Treasury Regulations promulgated pursuant to the Code, and (ii) report the purchase and sale of the Transferred Shares consistent with the election pursuant to ss.338(h)(10) and shall take no position contrary thereto or inconsistent therewith in any tax return, or in any discussion with or any proceeding before any taxing authority or other governmental body or otherwise. Within 90 days of the filing of Form 8023-A, RCG will provide for Sellers' review the allocation of purchase price among the assets of the Dialysis Companies. Should Sellers and RCG be unable to agree to an allocation, an independent accounting firm will be used to arbitrate. Sellers and RCG shall bear one-half, respectively, of the expense of such firm, whose decision shall be binding upon the parties. In the event an election under ss.338(h)(10) is not available under the law of any state or locality but an election can be made under Section

338(g) of the Code, such election shall be made in such state or locality and the Sellers shall bear the cost of any tax on the Dialysis Companies related thereto.

                  (b) RCG shall have the right to review and approve (such approval not to be unreasonably withheld) (A) the federal income tax returns to be filed on behalf of the Dialysis Companies for the period ending as of the close of business on the Closing Date that will include the gain or loss resulting from the "deemed sale" and "deemed liquidation" that will occur (pursuant to Treasury Regulation ss.1.338(h)(10)-1(e)(1) and (2) promulgated under the Code) by reason of the Sellers' and RCG's election pursuant to ss.338(h)(10) of the Code and (B) the corresponding state and local income tax returns to be filed on behalf of the Dialysis Companies for the period ending as of the close of business on the Closing Date.

         5.6 Seller Releases. Effective as of the Closing Date, each Seller hereby releases, remises, and forever discharges each of the Dialysis Companies and their respective officers, directors, employees, and insurers, and their respective successors and assigns, and each of them (hereinafter individually and collectively, the "Releases") of and from any and all claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature, character or description, now accrued or which may hereafter accrue, without limitation of law, equity or otherwise, based in whole or in part on any facts, conduct, activities, transactions, events or occurrences known or unknown, which have or allegedly have existed, occurred, happened, arisen or transpired from the beginning of time to the Closing Date (the "Released Claims"). Each Seller represents and warrants that no Released Claim released herein has been assigned, expressly, impliedly, or by operation of Law, and that all Released Claims of such Seller released herein are owned by such Seller, who has the sole authority to release them. Each Seller agrees that such holder shall forever refrain and forebear from commencing, instituting or prosecuting any lawsuit action or proceeding, judicial, administrative, or otherwise, or otherwise attempting to collect or enforce any Released Claims which are released and discharged herein.

         5.7 Affirmative Covenants of the Sellers. From the date hereof until the earlier of the Closing Date or the termination of this Agreement, the Sellers covenant and agree that, unless the prior written consent of RCG shall have been obtained, and except as otherwise expressly contemplated herein, each of the Dialysis Companies (and the Sellers with respect to the Dialysis Business) shall:

            (i) operate its business only in the usual, regular, and ordinary course of business, consistent with past practices;

            (ii) use reasonable commercial efforts to preserve intact its business organization, licenses, permits, government programs, private programs and customers;

            (iii) use reasonable commercial efforts to retain the services of its employees, agents and consultants on terms and conditions not less favorable than those existing prior to the date hereof and to ensure that there are no material or adverse changes to employee relations;

            (iv) keep and maintain its assets in their present condition, repair and working order, except for normal depreciation and wear and tear, and maintain its insurance, rights and licenses;

            (v) pay all accounts payable in accordance with past practice and collect all accounts receivable in accordance with past practice, but not less than in accordance with prudent business practices;

            (vi) consult with RCG prior to undertaking any new business opportunity outside the ordinary course of business and not undertake such new business opportunity without the prior written consent of RCG;

            (vii) confer on a regular and frequent basis with one or more designated representatives of RCG to report material operational matters and to report the general status of ongoing business operations;

            (viii) make available to RCG true and correct copies of all internal management and control reports (including aging of accounts receivable, listings of accounts payable, and inventory control reports) and financial statements related to its operations and furnished to management of the Sellers or Dialysis Companies;

            (ix) cause all tax returns that have not been filed prior to the date hereof to be prepared and filed on or before the date such tax return is required to be filed (taking into account any extensions of the filing deadlines granted); provided, however, that any such tax return shall not be filed without a reasonable opportunity for prior review and comment by RCG;

            (x) as soon as reasonably practicable after they become available, but in no event more than thirty (30) days following the end of each calendar month, deliver to RCG true and complete copies of its monthly financial statements for each calendar month ending subsequent to the date hereof on the format historically utilized by such entity;

            (xi) perform in all material respects all obligations under agreements relating to or affecting its assets, properties or rights;

            (xii) keep in full force and effect present insurance policies or other comparable insurance coverage; and

            (xiii) notify RCG of (i) any event or circumstance which is reasonably likely to have a material adverse effect on the Sellers or any of the Dialysis Companies or would cause or constitute a breach of any of the Sellers' representations, warranties or covenants contained herein; or (ii) any unexpected change in the normal course of business or in the operation of the Dialysis Companies' assets, and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), adjudicatory proceedings, budget meetings or submissions involving any material property. The Sellers agree to keep RCG fully informed of such events and to permit RCG's representatives prompt access to all materials prepared in connection therewith.

         5.8 Negative Covenants of the Sellers. From the date hereof until the earlier of the Closing Date or the termination of this Agreement, the Sellers covenant and agree that each of the Dialysis Companies and the Dialysis Business will not do any of the following without the prior written consent of the RCG:

            (i) take any action which would (i) adversely affect the ability of any party to the Transaction Documents to obtain any consents required for the transactions contemplated thereby, or (ii) adversely affect the ability of any party hereto to perform its covenants and agreements under the Transaction Documents;

            (ii)   amend any of its organizational or governing documents;

            (iii) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $100,000 except in the ordinary course of the business of such entity consistent with past practices, or impose, or suffer the imposition, on any asset of such entity of any lien or permit any such lien to exist;

            (iv) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any of the equity securities of the Dialysis Companies, or any securities convertible into the equity securities of the Dialysis Companies, or declare or pay any dividend or make any other distribution in respect of the equity securities of the Dialysis Companies, other than such dividends or distributions as are in the ordinary course consistent with past practice;

                  (v) other than pursuant to the Transaction Documents, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional equity securities of the Dialysis Companies or any rights with respect to any equity securities of the Dialysis Companies;

                  (vi) purchase or acquire any assets or properties, whether real or personal, tangible or intangible, or sell or dispose of any assets or properties, whether real or personal, tangible or intangible, except in the ordinary course of business and consistent with past practices;

                  (vii) adjust, split, combine or reclassify any of the equity securities of the Dialysis Companies or issue or authorize the issuance of any other securities in respect of or in substitution for the equity securities of the Dialysis Companies, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration;

                  (viii) purchase any securities or make any material investment, either by purchase of stock or other securities, contributions to capital, asset transfers, or purchase of any assets, in any entity, or otherwise acquire direct or indirect control over any other entity;

                  (ix) grant any increase in compensation or benefits to the employees or officers of the Dialysis Companies, except in accordance with past practice; pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect as of the date hereof and disclosed on the Schedules hereto; enter into or amend any severance agreements with officers of the Dialysis Companies; or grant any material increase in fees or other increases in compensation or other benefits to directors of the Dialysis Companies except in accordance with past practice;

                  (x) enter into or amend any employment contract between the Dialysis Companies and any person or entity (unless such amendment is required by law) that the Dialysis Companies do not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Closing Date;

                  (xi) adopt any new employee benefit plan or make any material change in or to any existing employee benefit plans other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan;

                  (xii) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or GAAP;

                  (xiii) commence any litigation other than in accordance with past practice, settle any litigation involving any liability of any of the Dialysis Companies for material money damages or restrictions upon the operations of any of the Dialysis Companies;

                  (xiv) modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims;

                  (xv) except in the ordinary course of business and, even if in the ordinary course of business, then not in an amount to exceed $300,000 in the aggregate, make or commit to make any capital expenditure, or enter into any lease of capital equipment as lessee or lessor;

                  (xvi) take any action, or omit to take any action, which would cause any of the representations and warranties contained in
         Article 2 to be untrue or incorrect; or

                  (xvii) make any loan to any person or increase the aggregate amount of any loan currently outstanding to any person.

         5.9 Confidentiality. The parties hereby affirm and ratify the terms of that certain letter agreement, dated May 12, 1997, among them concerning confidentiality, public announcements and related matters, which agreement remains valid and binding among the parties notwithstanding Section 11.8 hereof.

         5.10 Confidentiality, Noncompetition and Nonsolicitation. (a) (i) Each Seller agrees that neither it nor any of its Affiliates shall, for a period of five (5) years after the Closing Date, in any manner, directly or indirectly, by itself or in conjunction with any other person, conduct activities that are competitive with the Dialysis Business or acquire, establish or own any financial, beneficial or other interest in, make any loan to or for the benefit of, or render any managerial, marketing or other business advice, to any entity that is then conducting activities that are competitive with the Dialysis Business, in either case within a geographic territory defined as United States of America.

                  (ii) Each Seller further agrees that it and its Affiliates shall, for a period of five (5) years after the Closing Date, keep confidential and not directly or indirectly divulge to anyone or use or otherwise appropriate for such parties own benefit or for the benefit of others, any knowledge or information of a confidential nature with respect to the business of the Dialysis Companies, RCG, or any of their Affiliates, including all trade secrets, pricing information, marketing information or technical information (hereinafter referred to as the "Confidential Data"), except for (A) a disclosure that is required by law; or (B) information that has been made generally available to the public by the act of one who has the right to disclose such information. Each Seller hereby acknowledges and agrees that the prohibitions against disclosure of Confidential Data recited herein are in addition to, and not in lieu of, any rights or remedies which RCG may have available pursuant to the laws of any jurisdiction or at common law to prevent the disclosure of confidential information, and the enforcement by RCG of its rights and remedies pursuant hereto shall not be construed as a waiver of any other rights or available remedies which RCG may possess in law or equity. Each Seller acknowledges that RCG has taken reasonable and appropriate steps to ensure the confidentiality and non-disclosure of all such Confidential Data.

                  (iii) Each Seller also agrees that it and its Affiliates shall, for a period of five (5) years after the Closing Date, not, for such parties own benefit or the benefit of others, solicit any person or entity that has had, or disrupt or attempt to disrupt, any relationship, contractual or otherwise, with the Dialysis Companies, the Dialysis Business, RCG or any of its Affiliates (including any patient, payor, physician, provider, managed care organization or supplier), for the purpose of assisting, or creating such a relationship for, any business entity that is conducting activities competitive with the Dialysis Business.

                  (iv) Each Seller further agrees that it and its Affiliates shall, for a period of five (5) years after the Closing Date, shall not induce, nor attempt to induce, any employee of the Dialysis Companies, the Dialysis Business, RCG, or any of its Affiliates, to terminate his or her association with any such party.

         (b) Notwithstanding the foregoing provisions of Section 5.10(a), the parties hereto agree that the foregoing covenants shall not be deemed to prohibit Sellers or any of their Affiliates from acquiring, as an investment, not more than five percent (5%) of the capital stock of an entity that is conducting activities competitive with the Dialysis Business, provided that such stock is purchased on a national securities exchange or over-the-counter.

            (c) The foregoing restrictions in Section 5.10(a) shall not prohibit any Seller or its Affiliates from acquiring a business that has incidental operations that are competitive with the Dialysis Business, provided that (i) such competitive operations are incidental to the primary operation of the acquired business and are not the purpose of the acquisition and (ii) such Sellers or Affiliates of Sellers shall have 120 days to dispose of such competitive operations to a third party and shall provide RCG with thirty (30) days notice prior to such disposition and a right of first refusal to match any bona fide offer for the purchase of such competitive operations. If RCG elects not to exercise such right of first refusal, then such Sellers or Affiliates may only sell such operations to the party submitting the bona fide proposal that RCG declined at the offered or greater price and terms within 90 days after the date that RCG elects not to exercise its right to first refusal.

            (d) The covenants contained in this Section 5.10 are considered by the parties hereto to be fair, reasonable and necessary for the protection of RCG, the Dialysis Companies and the Dialysis Business. The parties mutually agree that if a violation of any covenant contained in this Section 5.10 occurs, such violation or threatened violation will cause irreparable injury to RCG and the Dialysis Companies and the remedy at law for any such violation or threatened violation will be inadequate. Each Seller therefore agrees that RCG shall be entitled to appropriate equitable relief, including but not limited to a temporary restraining order or a preliminary injunction, in addition to any other remedy that might be available at law or in equity.

         5.11 Standstill. Until the second anniversary of the Closing Date neither the Sellers nor their Affiliates shall:

            (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or voting rights or direct or indirect rights or options to acquire any voting securities of RCG or any of its Affiliates other than as a result of a stock split, stock dividend or similar recapitalization;

            (b) make or cause to be made any proposal for an Extraordinary Transaction;

            (c) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the 1934 Act) with respect to any securities of RCG or its Affiliates;

            (d) make, or in any way cause or participate in, any "solicita-tion" of "proxies" to vote (as those terms are defined in Regulation 14A under the 1934 Act) with respect to RCG or its Affiliates, or become a "participant" in any "election contest" (as those terms are defined or used in Rule 14a-11 under the 1934 Act) with respect to RCG or its Affiliates;

            (e) initiate, propose or otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to RCG or its Affiliates or induce any Person to initiate any stockholder proposal, or seek election to or seek to place a representative on the Board of Directors of RCG or its Affiliates, other then as expressly contemplated by Section 5.12 hereof.

            (f) in any manner, agree, attempt, seek or propose (or make any request for permission with respect thereto) to deposit any securities of RCG or its Affiliates, directly or indirectly, in any voting trust or similar arrangement or to subject any securities of RCG or its Affiliates to any other voting or proxy agreement, arrangement or understanding;

            (g) disclose any intention, plan or arrangement, or make any public announcement (or request permission to make any such announcement), or induce any other Person to take any action, inconsistent with the foregoing;

            (h) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing;

            (i) advise, assist or encourage or finance (or assist or arrange financing to or for) any other Person in connection with any of the foregoing;

            (j) otherwise act in concert with others, to seek to control or influence the management, Board of Directors or policies of RCG or its Affiliates;

         provided, that this Section 5.11 shall not restrict or inhibit the rights of Sellers to otherwise exercise its voting rights as a stockholder of RCG.

         5.12 Representations on RCG Board of Directors. For so long as the Seller's ownership of shares of RCG Common Stock issued to them hereunder is equal to or greater than 4% of the total number of outstanding shares of RCG Common Stock, RCG agrees that it shall, at the written election of the Sellers at any time after the Closing Date, increase the number of members to its Board of Directors by one and add an individual specified by the Sellers as a new member, with such member subject to the reasonable approval of RCG, to serve an initial term ending on the date of the Annual Meeting of the RCG stockholders next occurring after the date of such designee's appointment and that thereafter, if requested in writing by Sellers, RCG shall recommend to its stockholders at such Annual Meeting that such designee, or such other designee reasonably approved by RCG, serve for an additional term as a member of the Board of Directors of RCG. The Sellers agree that the resignation of such designee shall be deemed to occur upon notice from RCG that ownership of the Sellers described above is no longer equal to or greater than 4% of the total number of outstanding shares of RCG Common Stock, and such designee shall sign a prospective resignation to that effect prior to being entitled to serve on the RCG Board of Directors.

         5.13 Delivery of Schedules. As soon as reasonably practical following the execution hereof, the Sellers shall deliver all Schedules to be delivered by them to RCG and its counsel accompanied by a certificate, executed by the Sellers stating that all Schedules required to be delivered by them hereunder have been delivered. The Sellers understand and acknowledge that RCG's obligation to consummate the Closing is subject to its satisfactory review of said Schedules as contemplated by Section 6.6 hereof.

         5.14 Availability of Rule 144 Information. Subject to Section 5.11, for so long as RCG is subject to the 1934 Act, RCG shall take all reasonable actions to enable the Sellers to sell any shares of RCG Stock received by them without registration under the 1933 Act within the limitations of the exemption provided by Rule 144 under the 1933 Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission, including filing on a timely basis all reports required to be filed by the 1934 Act. Upon the request of the Sellers, RCG shall deliver to the Sellers a written statement as to whether it has complied with such requirements.

         5.15 Resignation and Releases. Simultaneously with the Closing, each officer and director of the Dialysis Companies shall deliver a Resignation and Release, in form reasonably satisfactory to RCG.

         5.16 Employment and Non-Competition Agreements. Simultaneously with the Closing, Messrs. Daniel Perez, David Perez and Larry Nail shall each deliver an employment agreement, which contains non-competition provisions, in form and upon terms reasonably satisfactory to RCG.

         5.17 Conditions to Closing. The Sellers and RCG agree to use their commercially reasonable best efforts to satisfy the closing conditions set forth in Articles 6 and 7 of this Agreement by December 5, 1997, and if not by such time, as soon thereafter as possible.

         5.18 Certain Transition Services. The Sellers agree that, upon the request of RCG, they shall make available to RCG on a transitional basis for not more that 90 days after the Closing Date certain services in respect of the administration and provision of employee benefits for employees of the Dialysis Business and in respect of management information services and accounting services of the Dialysis Business. RCG agrees to reimburse the Sellers for their actual cost of providing any such services.

                                    ARTICLE 6

                        CONDITIONS TO OBLIGATIONS OF RCG

         The obligation of RCG to consummate the Transactions is subject to the satisfaction or waiver, at or prior to Closing, of each of the following conditions:

         6.1 Representations and Warranties. The representations and warranties of the Sellers set forth in this Agreement, or any document or instrument delivered to RCG hereunder, shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except with respect to any of such representations and warranties specifically referring to a state of facts existing on a specified date prior to the Closing Date, it shall be sufficient if at the Closing Date such representation and warranty continues to describe accurately the state of facts existing on the date so specified.

         6.2 Performance; Covenants. All of the terms, covenants and conditions of the Transaction Documents to be complied with or performed by the Sellers at or prior to Closing shall have been complied with and performed in all material respects including, but not limited to, the delivery of the following documents:

             (a) All original certificates evidencing the Transferred Shares duly executed in blank or accompanied by stock powers duly executed in blank;

             (b) A good standing certificate regarding each of the Sellers and the Dialysis Companies, certified by the Secretary of State or similar official of their respective states of their incorporation dated within fifteen (15) business days of the Closing;

             (c) A certificate dated as of the Closing Date signed by the duly authorized officers of the Sellers certifying the matters described in Sections
6.1 and 6.2, and that all of the conditions of this Article 6 have been fulfilled;

             (d) Written consents of all third parties necessary for the consummation of the transactions contemplated by the Transaction Documents;

             (e) Resolutions of the Sellers (Board and shareholder, if applicable) in form and substance satisfactory to RCG approving the execution, delivery and performance of this Agreement and the consummation of the Transactions, certified by an appropriate officer of the Sellers;

             (f) An incumbency certificate certifying the identity of the officers of the Sellers;

             (g) Resignations and Releases as contemplated by Section 5.15 of each of the officers and directors of the Dialysis Companies effective as of the Closing Date;

             (h) All books and records of the Dialysis Companies, including all corporate and other records, minute books, stock record books, stock registers, books of accounts, contracts, agreements and such other documents or certificates as shall be reasonably requested by RCG;

            (i) The Assumption Agreement;

            (j) The Employment Agreements as contemplated by Section 5.16; and

            (k) All agreements or arrangements, whether written or oral, among the Sellers and/or the Dialysis Companies that relate in any manner to the equity securities of the Dialysis Companies shall have been terminated.

         6.3 Necessary Consents and Approvals. RCG and the Sellers shall have obtained all licenses, consents and permits, provided all notices, and all waiting periods required by Law shall have expired, necessary in order for RCG and the Sellers to consummate the Transactions and for the continued operation of the business of the Dialysis Companies after the Closing Date consistent with its operation prior to the Closing Date, including all consents and approvals listed on the Schedules hereto.

         6.4 No Material Adverse Change. There shall not have occurred any material adverse change in the business, assets, liabilities or condition, financial or otherwise, of the Dialysis Companies or the Dialysis Business between the date hereof and the Closing Date, and a certificate shall have been delivered to RCG to such effect signed by such executive officers of the Sellers as RCG may request.

         6.5 No Injunction, Etc. No action, proceeding, investigation or legislation shall have been instituted, threatened or proposed before any court, governmental agency, or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, arises out of, this Agreement or the consummation of the Transactions, or which is related to or arises out of the business or operations of the Dialysis Companies or the Dialysis Business, if such action, proceeding, investigation or legislation, in the reasonable judgment of RCG or its counsel, would make it inadvisable to consummate such transactions.

         6.6 Satisfactory Due Diligence. RCG shall in all respects be reasonably satisfied with the results of its due diligence investigation of the Dialysis Companies and the Dialysis Business, including its continuing review of matters contained or not contained in the Schedules.

         6.7 Legal Opinion. RCG shall have received an opinion of counsel to the Sellers in form and substance reasonably satisfactory to RCG and its counsel.

                                    ARTICLE 7

                    CONDITIONS TO OBLIGATIONS OF THE SELLERS

         The obligations of the Sellers to close the Transactions are subject to the satisfaction or waiver, at or prior to Closing, of each of the following conditions:

         7.1 Representations and Warranties. The representations and warranties of RCG set forth in this Agreement, or any document or instrument delivered to any party hereunder, shall be true and correct as of the Closing Date with the same force and effect as if such representations and warranties had been made at and as of the Closing Date, except with respect to any of such representations and warranties specifically referring to a state of facts existing at a specified date prior to the Closing Date, it shall be sufficient if at the Closing Date such representation and warranty continues to describe accurately the state of facts existing on the date so specified.

         7.2 Performance; Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by RCG at or prior to the Closing shall have been complied with and performed in all material respects, including, but not limited to delivery of the following documents:

             (a) A good standing certificate regarding RCG certified by the Secretary of State of the State of Delaware, dated within 15 days prior to Closing;

            (b) A certificate dated as of the Closing Date signed by a duly authorized officer of RCG certifying the matters in Sections 7.1 and 7.2 and that RCG has fulfilled all of the conditions of this Article 7;

            (c) Resolutions adopted by the Board of Directors of RCG approving the execution, delivery and performance of this Agreement, certified by the Secretary of RCG; and

            (d) An incumbency certificate certifying the identity of the officers of RCG.

         7.3 No Material Adverse Change. There shall not have occurred any material adverse change in the business, assets, liabilities or condition, financial or otherwise, of RCG between the date hereof and the Closing Date.

         7.4 No Injunction, Etc. No action, proceeding, investigation or legislation shall have been instituted, threatened or proposed before any court, governmental agency, or legislative body to enjoin, restrain, prohibit or obtain substantial damages in respect of, or which is related to, arises out of, this Agreement or the consummation of the Transactions, or which is related to or arises out of the business or operations of RCG, if such action, proceeding, investigation or legislation, in the reasonable judgment of the Sellers or their counsel, would make it inadvisable to consummate such transactions.

         7.5 Registration Rights Agreement. The Sellers shall have received an executed Registration Rights Agreement from RCG in substantially the form attached hereto as Exhibit 7.5.

         7.6 Legal Opinion. The Sellers shall have received an opinion of counsel to RCG in form and substance reasonably satisfactory to Sellers and Sellers' counsel.

                                    ARTICLE 8

                                   TERMINATION

         8.1 Right of Termination. This Agreement and the Transactions may be terminated at any time prior to the Closing Date:

            (a) By the mutual written consent of RCG and the Sellers.

            (b) By RCG in the event that the conditions set forth in Section 1.3(b)(iii) or Article 6 of this Agreement shall not have been satisfied or waived by December 31, 1997, unless such satisfaction shall have been frustrated or made impossible by any act or failure to act of RCG.

            (c) By the Sellers as provided in Section 1.3(b)(iii) or in the event that the conditions set forth in Article 7 of this Agreement shall not have been satisfied or waived by December 31, 1997, unless such satisfaction shall have been frustrated or made impossible by any act or failure to act of the Sellers.

            (d) By the Sellers or RCG if the Closing shall not have occurred by January 31, 1998.

         8.2 Effect of Termination. In the event of termination in accordance with Section 8.1, this Agreement shall become void and of no further force or effect, without any liability on the part of any of the parties hereto or their respective owners, directors, officers or employees, except (i) the obligations of each party to preserve the confidentiality of documents, certificates and information furnished to such party pursuant thereto, and (ii) for any obligation or liability of any party based on or arising from any breach or default by such party with respect to its representations, warranties, covenants or agreements contained in the Transaction Documents.

                                    ARTICLE 9
                                 INDEMNIFICATION

         9.1 Indemnification by Sellers. Subject to Sections 9.3 through 9.5, each Seller shall jointly and severally indemnify and hold harmless RCG, the Dialysis Companies and their respective officers, directors, agents or affiliates, from and against any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs and expenses, including but not limited to reasonable attorneys' fees ("Losses"), suffered or incurred by any such party by reason of or arising out of any of the following:

             (a) the breach of any representation or warranty contained in any Transaction Document or in any document or instrument delivered by the Sellers in connection therewith;

             (b) the non-fulfillment of any covenant or agreement of the Sellers contained in any Transaction Document or in any document or instrument delivered by the Sellers in connection therewith;

             (c) any claim or demand by any person asserting any interest in any equity security of the Dialysis Companies or any other claim in respect to the Transactions; and

             (d) any and all debts, liabilities, causes of actions or claims of any nature, absolute or contingent, known or unknown attributable to the business or operations of the Dialysis Companies prior to the Closing Date, including without limitation, the Retained Liabilities, but excluding the Assumed Liabilities.

         9.2 Indemnification by RCG. Subject to Sections 9.3 through 9.5, RCG shall indemnify and hold harmless the Sellers, and any of their officers, directors, agents and affiliates, at all times after the date hereof from and against any and all Losses suffered or incurred by any such party by reason of, or arising out of any of the following:

             (a) the breach of any representation or warranty contained in any Transaction Document or any document or instrument delivered by RCG in connection therewith; and

             (b) the non-fulfillment of any covenant or agreement of RCG contained in any Transaction Document or in any document or instrument delivered by RCG in connection therewith.

         9.3 Notice and Opportunity to Defend. The party indemnified under this
Article 9 (the "Indemnified Party") shall promptly notify in writing the indemnifying party (the "Indemnifying Party"), with the Sellers being deemed one party acting through Laidlaw for purposes of this Article 9, of any matter giving rise to an obligation to indemnify and the Indemnifying Party shall defend such claim at its expense with counsel reasonably acceptable to the Indemnified Party, provided that the Indemnifying Party may not settle any such claim without the consent of the Indemnified Party. The assumption of defense by an Indemnifying Party hereunder shall be deemed an admission by such Indemnifying Party of its obligation to indemnify the Indemnified Party hereunder with respect to such claim. The Indemnified Party agrees to cooperate with the Indemnifying Party and to make reasonably available to the Indemnifying Party any necessary records or documents in the possession of the Indemnified Party which are necessary to defend such claim. If the Indemnifying Party does not defend or settle such claim, the Indemnified Party may do so without the Indemnifying Party's participation, in which case the Indemnifying Party shall pay the expenses of such defense, and the Indemnified Party may settle or compromise such claim without the Indemnifying Party's consent. The failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure to give notice.

         9.4 Indemnification Limits. (a) Subject to paragraph (d) of this Section, no party hereto shall be required to indemnify any other party hereto unless the amount of the loss or claim for which indemnification is sought, when aggregated with all other losses and claims for which indemnification is sought by such party, exceeds $100,000, at which time rights to indemnification for losses and claims may be asserted for all amounts, including such initial $100,000 amount.

             (b) Subject to paragraph (d) of this Section, no party shall be required to satisfy indemnification obligations hereunder to the extent such obligations exceed an amount equal to the Purchase Price determined as of the Closing Date.

             (c) No claim for indemnification with respect to an alleged misrepresentation or breach of warranty may be made after the third anniversary of the Closing Date, provided, however, that the right to indemnification shall extend beyond such period (i) with respect to any claim for indemnification for which written notice was given during such period, (ii) with respect to any claim brought for a misrepresentation or breach of Section 2.20 (a "Tax Claim") until the liability to which such claim may relate is barred by all applicable statute of limitations, and (iii) with respect to any claim brought for misrepresentation or breach of Sections 2.1 through 2.6 (an "Ownership Claim") of this Agreement indefinitely.

             (d) The limitations contained in paragraphs (a) through (c) of this
Section 9.4 shall not apply to (i) any indemnification claim under Sections 9.1(b), (c) or (d) or 9.2(b) or (ii) a Tax Claim or an Ownership Claim, or (iii) any Loss which results from or arises out of fraud or intentional misrepresentation or an intentional breach of warranty on the part of a party to the Transaction Documents. To the extent that any claim for indemnification could be construed to be excluded from the limitations contained in this Section 9.4, such interpretation shall be the controlling interpretation.

         9.5 Survival, Exclusivity and Insurance. The representations and warranties of the parties contained in the Transaction Documents or in any document or instrument delivered in connection therewith shall survive the Closing and shall not be extinguished thereby notwithstanding any investigation or other examination by any party, provided that from and after the Closing the remedies set forth in this Article 9 shall constitute the sole and exclusive remedy for any inaccuracy or breach of any such representation or warranty. Any indemnified Loss that is not covered by insurance maintained by the Indemnifying Party shall be reduced by the amount of any insurance proceeds actually received from insurance maintained by the Indemnified Party, which shall nevertheless be applied against the amounts described in Section 9.4. The limitations contained in this Article 9 shall not apply to fraud or intentional misrepresentation

                                   ARTICLE 10
                               CERTAIN DEFINITIONS

         Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

             "Affiliate" of a Person shall mean (i) any other Person, directly or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person, (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of 10% or greater equity or voting interest of such Person, or (iii) any other Person for which a person described in clause (ii) acts in such capacity.

             "Agreement" shall mean this Agreement, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

             "Base Period Trading Price" means the average of the daily last sale prices for the shares of RCG Common Stock for the twenty (20) consecutive trading days on which such shares are actually traded as over-the-counter securities and quoted on the Nasdaq National Market ending at the close of trading on the second (2nd) trading day immediately preceding the Closing Date.

             "Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

             "Deducted Liabilities" means the long term debt and capital lease obligations reflected on the most recent balance sheet of the Dialysis Companies included in three Financial Statements in the approximate amount of $4,000,000.

             "Dialysis Business" shall mean (i) owning or operating a renal dialysis center, unit or facility or providing dialysis supplies or services to any other center, unit or acute care or other facility or any home dialysis patient, including the provision of pharmaceuticals or laboratory services,
(ii)the owning or operating of a hyperbaric or wound care treatment center, unit or facility or providing hyperbaric or wound care supplies or services to any other center, unit or acute care or other facility or (iii) owning or operating a home health care business.

             "Dialysis Subsidiaries" shall mean those companies set forth on
Schedule 10.

             "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

             "ERISA Affiliate" shall mean, with respect to any entity, any other entity, which, together with such entity, would be treated as a single employer
(i) under Section 414(b) or (c) of the Code or (ii) for purposes of any Benefit Plan subject to Title IV of ERISA, under Section 414(b), (c), (m) or (o) of the Code.

             "Exhibits" shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

             "Extraordinary Transaction" shall mean any tender offer for RCG Common Stock or any proposal for a merger or acquisition of all or substantially all of the stock or assets of, or other business combination involving RCG, or any agreement by RCG to enter into or effect any of same.

             "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

             "Knowledge of the Sellers" shall mean the knowledge after due inquiry of matters that are known or should reasonably have been known after due inquiry by all officers and senior management (including internal counsel) of any Seller or any Dialysis Company, including the knowledge of any such persons obtained on which would have been obtained from a reasonable investigation.

             "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

             "Liens" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, or with respect to any property or interest other than Liens for current property Taxes not yet due and payable.

             "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

             "NASD" shall mean the National Association of Securities Dealers, Inc.

             "1933 Act" shall mean the Securities Act of 1933, as amended.

             "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

             "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

             "RCG Common Stock" shall mean the $0.01 par value common stock of RCG.

             "Regulatory Authorities" shall mean, collectively, all federal and state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, including the NASD, and the SEC.

             "SEC" shall mean the Securities and Exchange Commission.

             "Transactions" shall mean the transactions contemplated by the Transaction Documents.

             "Transferred Companies" shall have the meaning set forth in the preamble to this Agreement.

             "Transferred Shares" shall mean all of the ownership of the equity securities of the Transferred Companies.

             (b) In addition to the terms defined in Section 10.1 (a) above, the terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Anti-Dilution Provisions - Section 1.3                     IRS - Section 2.20
Closing Date - Section 1.4                                 Losses - Section 9.1
Contracts and Commitments - Section 2.14                   Medicare and Medicaid programs - Section 2.21
Confidential Data - Section 5.7(b)                         Private Programs - Section 2.21
Dialysis Companies - Preamble                              RCG Documents - Section 4.8
Employee Benefit Matters - Section 2.16                    Remuneration - Section 2.23
Environmental Matters - Section 2.18                       Taxes - Section 2.20
Financial Statements - Section 2.8                         Transaction Documents - Section 2.1
Licenses, Authorizations and Provider Programs             Transferred Shares - Preamble
      - Section 2.21
Indemnified Party - Section 9.3

         (c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

                                   ARTICLE 11
                            MISCELLANEOUS PROVISIONS

         11.1 Notices. (a) Any notice required or permitted by this Agreement shall be sent in accordance with the provisions of this Section 11.1 and shall be deemed to have been received (even if delivery is refused or unclaimed) on the date which is: (i) the date of proper posting, if sent by certified U.S. mail or by Express U.S. mail or private overnight courier; or (ii) the date on which sent, if sent by facsimile transmission, with confirmation and with the original to be sent by certified U.S. mail, addressed as follows:

If to the Sellers:          c/o Ivan Cairns
                                Laidlaw Inc.
                                3221 N. Service Road
                                Burlington, Ontario,
                                Canada  L7R 348
                                Telecopy Number:(905) 332-6550

If to RCG:                  Renal Care Group, Inc.
                            1801 West End Avenue, Suite 1100
                            Nashville, Tennessee  37203
                            Telecopy Number:  (615) 327-3034
                            Attention: Chief Financial Officer

Copy to Counsel (which shall not constitute notice):

                            Alston & Bird LLP
                            One Atlantic Center
                            1201 W. Peachtree Street
                            Atlanta, Georgia  30309
                            Telecopy Number:  (404) 881-7777
                            Attention: Steven L. Pottle, Esq.

                  (b) Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this
Section 11.1.

         11.2 Expenses. Each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, provided, however, all legal, accounting and other fees and expenses incurred by the Dialysis Companies concerning the transactions contemplated hereby shall be paid by the Sellers prior to the Closing, or to the extent not so paid, then paid by the Sellers after the Closing when due.

         11.3 Further Assurances. Each party covenants that at any time, and from time to time, after the Closing, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

         11.4 Waiver. Any failure on the part of any party to comply with any of its obligations, agreements or conditions hereunder may be waived by any other party to whom such compliance is owed. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver.

         11.5 Assignment. RCG may assign its rights under this Agreement to any Affiliated entity, provided that RCG shall remain bound by all of its covenants hereunder, but otherwise this Agreement shall not be assignable by any of the parties hereto without the written consent of all other parties.

         11.6 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns. This Agreement shall survive the Closing and not be merged therein.

         11.7 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         11.8 Entire Agreement. This Agreement and the Exhibits, Schedules, certificates and other documents delivered pursuant hereto or incorporated herein by reference, contain and constitute the entire agreement among the parties and supersede and cancel any prior agreements, representations, warranties, or communications, whether oral or written, among the parties relating to the transactions contemplated by this Agreement. Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, waiver, discharge or termination is sought.

         11.9 Governing Law; Severability. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Laws. The provisions of this Agreement are severable and the invalidity of one or more of the provisions herein shall not have any effect upon the validity or enforceability of any other provision.

         11.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         11.11 No Brokers. The Sellers and RCG each represent to the others that no broker or finder has been employed in connection with the transactions hereunder.

         11.12 Schedules and Exhibits. All Schedules and Exhibits attached to this Agreement are by reference made a part hereof.

         IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                     LAIDLAW INC.

--------------------------                  By:  /s/ Ivan R. Cairns
Secretary                                   ----------------------------
                                            Title: Senior Vice-President

[CORPORATE SEAL]

ATTEST:                                     STAT HEALTHCARE, INC.

--------------------------                  By: /s/ Ivan R. Cairns
Secretary                                       -----------------------------
                                            Title: Authorized Signing Officer

[CORPORATE SEAL]

ATTEST:                                     RENAL CARE GROUP, INC.

-------------------------                   By: /s/ Ronald Hinds
Secretary                                       ----------------
                                            Title:  EVP

[CORPORATE SEAL]

                                    SCHEDULES

2.1               Foreign Qualifications
2.4               Conflicting Agreements or Required Consents
2.6               Outstanding and Authorized Capitalization
2.7               Subsidiaries, Investments and Predecessors
2.8               Financial Statements
2.9               Changes Since December 31, 1996
2.10              Liabilities
2.11              Litigation and Claims
2.12              Violations of Law
2.13(a)           Personal Property
2.13(b)           Owned or Leased Real Property
2.13(e)           Real Estate Taxes
2.13(f)           Intangible Property Rights
2.14              Contracts and Commitments
2.15(a)           Employees
2.15(c)           Employment Matters
2.16              Employee Benefits
2.17              Insurance Policies, Exceptions and Claims
2.18              Environmental Matters
2.19.1            Accounts Receivable
2.19.2            Accounts Payable
2.20              Taxes, Claims, Extensions and Waivers
2.21.1            Licenses, Permits, Authorizations, Provider Agreements and
                  Regulatory Deficiencies
2.21.2            Regulatory Consents, Approvals or Notices
2.21.3            Regulatory Appeals, Adjustments, Challenges, Audits
2.22              Inspections and Investigations
2.23(a)           Certain Relationships
2.23(b)           Affiliated Physicians and Practices
4.8               RCG Documents
10                Dialysis Subsidiaries


                                    EXHIBITS

1.6               Assumption Agreement
7.5               Registration Rights Agreement

                                                                       EXHIBIT B


                              STOCK RESTRICTION AND
                          REGISTRATION RIGHTS AGREEMENT

       This STOCK RESTRICTION AND REGISTRATION RIGHTS AGREEMENT (the "Agreement") dated as of the 8th day of December, 1997, by and among RENAL CARE GROUP, INC., a Delaware corporation (the "Company") and LAIDLAW, INC., a Canadian corporation (the "Holder").

       WHEREAS, the Company has issued 2,135,730 shares of its common stock, par value $.01 per share (the "Common Stock") to STAT HEALTHCARE, INC., a Delaware corporation and wholly-owned subsidiary of Holder ("STAT") pursuant to the terms of that certain Stock Purchase Agreement dated November 4, 1997 (the "Purchase Agreement"), which shares of Common Stock have been distributed by STAT to Holder (the "Restricted Shares");

       WHEREAS, the Restricted Shares issued in connection with the Purchase Agreement are "restricted securities" as that term is defined in Rule 144 promulgated by the Securities and Exchange Commission (the "SEC") and, accordingly, can be transferred only in a transaction that is registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or in a transaction exempt from registration under the Securities Act; and

       WHEREAS, in connection with the Purchase Agreement, the Company has agreed to provide the Holder with the registration rights provided in this Agreement.

       NOW, THEREFORE, in consideration of the premises, the mutual agreements herein, and other good and valuable consideration (including the facilitation of additional mergers and acquisitions by the Company), the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

       1.     Definitions. For purposes of this Agreement:

       The term "Registrable Securities" means (i) 50% of the Restricted Shares, and (ii) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued
as) a dividend or other distribution with respect to, or in exchange for or in replacement of, such shares of Common Stock; provided that the Registrable Securities shall be reduced by the number of Restricted Shares as are disposed of by the Holder at any time prior to the Termination Date and prior to an exercise of the rights granted in Section 3 hereof.

       The term "Holder" means (i) the Holder, and (ii) a transferee of Registrable Securities to which the Holder may transfer its rights hereunder pursuant to Section 1.7 of this Agreement, but not a transferee of any such transferee.

       The term "Termination Date" shall mean the date on which paragraph (d) under Rule 144 of the Securities Act, as such provision may be amended or replaced after the date hereof ("Rule 144"), is available for resale of Restricted Shares by the Holder.

       The term "Securities Act" shall mean the Securities Act of 1933, as amended.

       The term "Extraordinary Transaction" shall mean any tender offer for Company's Common Stock or any proposal for a merger or acquisition of all or substantially all of the stock or assets of, or other business combination involving the Company, or any agreement by the Company to enter into or effect any of same.

       2.     Restrictions on Transfer.

              (a) Prior to December 8, 1999, the Holder shall not (other than under the circumstances described in Section 3 hereof) transfer, convey, sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any of the Restricted Shares, or announce any intention of the forgoing, unless prior to such date the Restricted Shares held by the Holder shall represent less than four percent (4%) of the total number of outstanding shares of the Company's Common Stock, provided, however, that Holder may, in the event of an Extraordinary Transaction, tender or otherwise dispose of its Restricted Shares on the terms and conditions of such Extraordinary Transaction, provided further, that if the Restricted Shares held by Holder exceed four percent (4%) of the total number of outstanding shares of the Company's Common Stock, Holder may tender or otherwise dispose of its Restricted Shares only if the Extraordinary Transaction is approved by Company's Board of Directors.

              (b) Prior to any proposed transfer of any Restricted Shares (other than as permitted in connection with an Extraordinary Transaction or under the circumstances described in Section 3 hereof), the Holder thereof shall give written notice to the Company of its intention to effect such transfer. Each such notice shall describe the manner of the proposed transfer and, if requested by the Company, shall be accompanied by an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer may be effected without registration under the Securities Act. The Holder agrees that any sale of Restricted Shares under any of the available provisions of Rule 144 shall be made through reasonable procedures as may be implemented from time to time by the Company, including arrangements for such sales through a program established by the Company with a broker or dealer (for a reasonable commission) for such sales to be made in a "block sale" or in such manner, in the reasonable judgment of the Company or such broker or dealer, as will disseminate the shares in the market on an orderly basis, or such other means as approved by the Company.

              (c) Each certificate or instrument transferred as above provided shall bear the legend set forth in Section 2(d), except that such certificate or instrument shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or

(ii) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee would be entitled to transfer such Registrable Securities in a public sale without registration under the Securities Act.

              (d) Each certificate evidencing Restricted Shares shall bear a legend in substantially the following form:

       "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES ACTS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND ANY APPLICABLE STATE SECURITIES ACTS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE."

       3.     Demand Registration.

       (a) The Holder may request at any time prior to the Termination Date, provided that at such time the Company meets the eligibility requirements for use of Form S-3, that the Company file a registration statement on Form S-3 under the Securities Act covering the registration of any or all of the Registrable Securities then outstanding and held by the Holder. The Company shall, subject to the limitations contained herein, (i) effect as soon as practicable a registration statement covering all Registrable Securities which the Holder requests to be registered, (ii) use reasonable efforts to have the registration statement declared effective as soon as practicable after its filing, and (iii) use reasonable efforts to keep the registration statement continuously effective and current for a period of forty-five (45) days after such registration statement becomes effective.

       (b) If the Company deems it necessary, the Holder must distribute the Registrable Securities covered by its request by means of an underwritten public offering and the right of the Holder to include its Registrable Securities in such registration shall be conditioned on the Holder's participation in such underwriting. Further, if the Holder elects to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of its request. In either such event, the right of the Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the Holder shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected by the Company (with the approval of the Holder, not to be unreasonably withheld or delayed) for such underwriting. Notwithstanding any other provision of this Section 3, if the underwriter advises the Holder in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Holder shall so advise the Company, and the number of shares of Registrable Securities that may be included in the underwriting shall be limited to the amount determined by the underwriters.

       (c) The Company is obligated to effect only one (1) such registration pursuant to this Section 3.

       (d) Notwithstanding the foregoing, the Company may delay filing a registration statement, and may withhold efforts to cause the registration statement to become effective, if the Company determines in good faith that such registration might (i) interfere with or affect the negotiation or completion of any material transaction then under consideration by the Company (whether or not a final decision has been made to undertake such transaction), or (ii) require or involve initial or continuing disclosure obligations with respect to any such transaction, or (iii) due to market conditions, be detrimental to the Company and its stockholders; provided, however, that the period of delay must not exceed 180 days and the Company may not utilize this right more than once in any twelve-month period. Furthermore, notwithstanding the foregoing, if, after a registration statement becomes effective, the Company advises the Holder that the Company considers it appropriate for the registration statement to be amended, the Holder shall suspend any further sales under such registration statement until the Company advises them that the registration statement has been amended.

       4. Obligations of the Company. Whenever the Company is pursuing a registration pursuant to a request under Section 3, subject to the other limitations contained herein, the Company shall undertake reasonable commercial efforts to:

       (a) Prepare and file with the SEC a registration statement with respect to the Registrable Securities requested to be registered and use its reasonable efforts to cause such registration statement to become effective.

       (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

       (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

       (d) Use reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably required for the offering, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

       (e) Enter into and perform its obligations under an underwriting agreement (if applicable), in usual and customary form, with the managing underwriter of such offering.

       (f) Notify the Holder at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

       5. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the Holder furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of the Holder's Registrable Securities.

       6. Expenses of Registration. The Holder shall bear the costs of any registration under this Agreement, including (without limitation) all filing, registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel to the Company and the Holder. Furthermore, the Holder shall bear the costs of all underwriting discounts and commissions and the fees and disbursements of counsel for the Holder.

       7. Indemnification. In the event any Registrable Securities are included in a registration statement under this Agreement:

       (a) To the extent permitted by law, the Company will indemnify and hold harmless the Holder, any underwriter (as defined in the Securities Act) for the Holder and each person, if any, who controls the Holder or underwriter within the meaning of the Securities Act or the Securities Exchange Act of 1934, as amended ("Exchange Act"), against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of, relate to, or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, or the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Subsection 7(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by the Holder, underwriter or controlling person.

       (b) To the extent permitted by law, the Holder will indemnify and hold harmless the Company, each of its directors, each of its officers, each person, if any, who controls the Company within the meaning of the Securities Act, any underwriter, any other person selling securities in such registration statement and any controlling person of any such underwriter or other person, against any losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by the Holder expressly for use in connection with such registration; and the Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Subsection 7(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this Subsection 7(b) hereof shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that in no event shall any indemnity under this Subsection 7(b) exceed the gross proceeds from the sale of Registrable Securities covered by such registration statement received by the Holder.

       (c) Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 7, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if the indemnified party or parties determine in good faith that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall relieve, but only to the extent if prejudicial to its ability to defend such action, such indemnifying party of any liability to the indemnified party under this Section 7, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 7.

       (d) The obligations of the Company and the Holder under this Section 7 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement, and otherwise.

       8.     Miscellaneous Provisions.

       8.1. Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Agreement may not be assigned by the Holder without the written consent of the Company and any attempted assignment shall be void.

       8.2. Granting of Additional Registration Rights. The Company has and may grant demand registration rights to any holder of its securities under such terms and conditions as it deems appropriate in its sole discretion.

       8.3. Lock-Up Agreement. The Holder hereby agrees that during the period of no more than one hundred eighty (180) days following the effective date of a registration statement of the Company filed under the Securities Act, it shall not, to the extent requested by the Company, sell or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company held by it (or options to buy or sell any securities of the Company) at any time during such period, except Common Stock of the Holder included in such registration. The Holder agrees that the Company may impose stop-transfer instructions with respect to the securities of the Holder until the end of such period in order to enforce the foregoing covenant.

       8.4. Notices. Any notice sent in accordance with the provisions of this Agreement shall be deemed to have been received (even if delivery is refused or unclaimed) on the date which is: (i) the date of proper posting, if sent by certified U.S. mail or by Express U.S. mail or private overnight courier; or
(ii) the on which sent, if sent by facsimile transmission, with confirmation and with the original to be sent by certified U.S. mail, addressed to the addresses set forth in the applicable Transfer Agreement or acquisition or merger agreement pursuant to which the initial Registrable Securities were acquired.

       8.5. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Delaware.

       8.6. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and assigns.

       8.7. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes and cancel any prior agreements, representations, warranties, or communications, whether written or oral, among the parties relating to the matters contemplated by this Agreement, including any other previous agreements concerning the registration of securities of the Company.

       8.8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

                                           RENAL CARE GROUP, INC.

                                           By: /s/ Ronald Hinds
                                              -----------------
                                           Title: EVP
                                                  ----------




                                           LAIDLAW INC.:



                                           By: /s/ Ivan R. Cairns
                                               ------------------
                                           Print Name: Ivan R. Cairns
                                                       --------------
                                           Title (if applicable): Senior Vice
                                                                  President
                                                                 ------------